Exhibit 5. The code of ethics in effect at the credit rating agency or a statement of the reasons why the credit rating agency does not have a code of ethics. ⊠ Exhibit 5 is attached and made a part of this Form NRSRO.

Note: Capitalized terms used but not defined in the policies below generally will have the meanings assigned in the Glossary of Terms included within Exhibit 2 to this Form NRSRO.

Document:
1. Standard & Poor's Ratings Services Code of Conduct (15 March 2016)*
2. Standard & Poor's Ratings Services Code of Conduct--Australia (31 December 2013)*
3. McGraw Hill Financial 2016 Code of Business Ethics for Employees
4. Securities Disclosure Policy (30 December 2014) and Ratings Services Addendum (30 December 2014)
5. Outside Activities/Professional Conduct Policy (1 June 2011)

* To meet local regulatory requirements, a Code of Conduct is in effect in Australia in addition to the global Code of Conduct.



Standard & Poor's Ratings Services Code of Conduct

March 15, 2016

Standard & Poor's Ratings Services
Code of Conduct
March 15, 2016

Table of Contents

Introduction		3
1.	Quality of the Credit Rating Process	3
2.	Integrity of the Credit Rating Process	5
3.	Independence and Avoidance of Conflicts of Interest	5
4.	Transparency and Disclosure	6
5.	The Treatment of Confidential Information	7
6.	Enforcement of the Code of Conduct and Policies	8
7.	What are Credit Ratings and Their Limits?	8

Capitalized terms are defined in Standard & Poor's Ratings Services ("Standard & Poor's") Glossary of Terms for Policies and Guidelines.

Introduction

The mission of Standard & Poor's is to provide high-quality, objective, independent, and rigorous analytical information to the marketplace. In pursuit of this mission, among other things, Standard & Poor's engages in Credit Rating Activities and issues Credit Ratings.

Standard & Poor's has adopted this Code of Conduct (the "Code") to reflect the high-level principles that govern the conduct of its Credit Rating Activities.[1] This Code also reflects the high-level principles underlying Regulatory Requirements in the jurisdictions where Standard & Poor's conducts Credit Rating Activities. Standard & Poor's implements the principles set forth in this Code through policies, procedures, and guidelines (collectively, "policies") as well as through its operational and control infrastructures.

All Employees must comply with this Code and its related policies. Each year all Employees are required to read the Code and affirm their compliance with it and its related policies by signing an affirmation statement. The President of Standard & Poor's (or her/his designee) is responsible for overseeing compliance with this Code, its related policies, and Standard & Poor's Regulatory Commitments and must approve in writing the grant of exceptions to this Code or its related policies but may only grant such exceptions when they do not otherwise violate a Regulatory Commitment or other applicable law or regulation. Standard & Poor's Designated Compliance Officer has day-to-day operational responsibility for compliance with, and interpretation of, the Code, its related policies, and Standard & Poor's Regulatory Commitments.

1. Quality of the Credit Rating Process

1.1 Standard & Poor's will clearly define its rating symbols and apply those symbols in a consistent manner. When required by law or regulation or where otherwise feasible and appropriate, Standard & Poor's will differentiate Credit Ratings of structured finance products from other Credit Ratings, including through additional disclosures or the use of different rating symbols.

1.2 Standard & Poor's will establish and maintain Criteria for the issuance of its Credit Ratings and will require consistent application of its Criteria. Standard & Poor's Criteria is rigorous, systematic, continuous and based upon historical experience (including back-testing) and objective validation.

1.3 Standard & Poor's will establish and maintain measures that Employees must follow for the ongoing annual review of its Criteria and the ongoing periodic review of models consistent with Regulatory Requirements. To the extent possible and when mandated by Regulatory Requirements, Employees conducting these reviews will be independent from the Practice Areas performing the relevant Credit Rating Activities.

1.4 Each Credit Rating is based on a thorough analysis of all information known to, and believed relevant by, the applicable Standard & Poor's Rating Committee in accordance with its Criteria.

1.5 Each Credit Rating Action will be accompanied by a Credit Rating Rationale; however, a Credit Rating Rationale may support more than one Credit Rating.

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[1]   This Code replaces the Standard & Poor's Ratings Services Code of Conduct dated December 31, 2015. This Code aligns with principles established by the International Organization of Securities Commissions ("IOSCO") in its Code of Conduct Fundamentals for Credit Rating Agencies, revised March 2015, and IOSCO's Statement of Principles Regarding The Activities of Credit Rating Agencies, published in September 2003.

1.6   Standard & Poor's will establish and maintain measures so that the Analysts assigned to determine a Credit Rating have appropriate individual or collective knowledge and experience to determine the creditworthiness of the applicable Rated Entity or Security.

1.7   Standard & Poor's is committed to hiring sufficient personnel with the appropriate level of knowledge and skills to allow for the appropriate and smooth operation of Standard & Poor's and its Credit Rating Activities. Standard & Poor's will devote sufficient resources and personnel to determining initial Credit Ratings as well as conducting ongoing surveillance of existing Credit Ratings (except for point-in-time, suspended, or withdrawn Credit Ratings). Standard & Poor's will establish and maintain measures to have adequate resources to supervise diligently its Employees and others who conduct business on its behalf.

1.8   Standard & Poor's employs Analytical Managers, senior managers, and officers who are of good repute and sufficiently skilled and experienced for the sound and prudent management of Standard & Poor's and its Credit Rating Activities. Standard & Poor's does not hire individuals where material doubt exists as to the individuals' ability to fairly and impartially execute their responsibilities or as to the individuals' integrity and holds Employees to the highest standards of integrity and ethical behavior.

1.9   Consistent with Standard & Poor's Criteria and policies, Rating Committees (and not individual Analysts) determine Credit Ratings. However, under certain circumstances, Standard & Poor's issues Credit Ratings that are derived either in whole or in part from other Credit Ratings. In this regard, and under certain circumstances, an Employee may apply an existing Issue or Issuer Credit Rating on an entity (previously determined by a Rating Committee) to another Issuer and/or Issue (i.e. a Linked Rating Action).

1.10   Standard & Poor's will not issue a Credit Rating unless it concludes that it has (a) information of satisfactory quality to determine a high quality Credit Rating, (b) sufficient Analysts with appropriate knowledge and experience to determine a high quality Credit Rating, and (c) sufficient historical experience or information to appropriately rate a new type of structure or a new entity, when applicable. Standard & Poor's will withdraw an existing Credit Rating when necessary and appropriate or where the withdrawal is required by law or regulation.

1.11   When Standard & Poor's issues a Credit Rating and its associated Credit Rating Rationale, Standard & Poor's will not misrepresent the nature of the Credit Rating or make any statements that could reasonably mislead potential users of the Credit Rating. In jurisdictions that impose specific disclosure requirements related to Credit Ratings, Standard & Poor's will publish or release the requisite information in the relevant Credit Rating Rationales or through other permitted means. When required by law or regulation or where feasible and appropriate, Standard & Poor's will appropriately disclose the limitations of a Credit Rating that involves a type of entity or financial instrument with limited historical data.

1.12   When required by law or regulation or where otherwise feasible and appropriate, Standard & Poor's will provide an Issuer with an opportunity to review the Credit Rating Rationale associated with its Credit Rating prior to its publication or release to protect against factual errors or inadvertent release of Confidential Information. When required by law or regulation , if Standard & Poor's amends a Rating Decision after receiving feedback from the Issuer, Standard & Poor's will indicate that, prior to issuance, the Rating Decision was disclosed to the issuer and amended following that feedback.

1.13   When required by law or regulation or where feasible and appropriate, except for point-in-time, withdrawn, or suspended Credit Ratings, Standard & Poor's will monitor outstanding Credit Ratings on an ongoing, at least annual, basis and will update those Credit Ratings when warranted and consistent with its Criteria and policies. Standard & Poor's may update Credit Ratings because of changes in circumstances of the Rated Entity (including changes in the underlying assets for structured finance products) or changes in applicable Criteria. Standard

& Poor's will update outstanding Credit Ratings on a timely basis and consistent with Regulatory Requirements.

1.14 When changing a public Credit Rating, Standard & Poor's will publicly announce a revised Credit Rating. When withdrawing a public Credit Rating Standard & Poor's will publicly announce the reason for the withdrawal and will either affirm the existing Credit Rating or publicly announce a revised Credit Rating. If Standard & Poor's continues to publish a withdrawn Credit Rating, the Credit Rating will indicate the last date that the withdrawn Credit Rating was updated and will indicate that the Credit Rating is no longer subject to monitoring or update.

1.15 When consistent with Regulatory Requirements and Standard & Poor's policies if an actual or potential conflict of interest is identified for an existing Credit Rating, Standard & Poor's will assess the existing Credit Rating.

2. Integrity of the Credit Rating Process

2.1 Standard & Poor's and its Employees will comply with all Regulatory Requirements and other applicable laws and regulations governing Standard & Poor's activities in each jurisdiction in which it operates.

2.2 Standard & Poor's will provide appropriate training to Employees and officers to facilitate compliance with this Code as well as Standard & Poor's Criteria and policies.

2.3 Standard & Poor's and its Employees will deal fairly and honestly with Issuers, investors, other market participants, and the public.

2.4 Standard & Poor's and its Employees strive to issue Credit Ratings that are independent, unbiased, based upon objective Criteria, and well-substantiated. Standard & Poor's and its Employees may receive feedback from Issuers, investors, other market participants, or the public on its Criteria, Credit Ratings, Credit Rating Rationales, or other published materials. Standard & Poor's may consider such feedback when assessing whether to revise that material, but will only make changes that are warranted based upon its own objective and independent assessment of the feedback.

2.5 Standard & Poor's and its Employees will not make threats about potential credit rating actions or promise or guarantee (implicitly or explicitly) a particular Credit Rating prior to a determination of the Credit Rating by the Rating Committee and will not issue a Credit Rating that is not based upon its Criteria.

2.6 Standard & Poor's will establish and maintain control functions (including its quality, criteria and risk functions), as well as a compliance function, to monitor Standard & Poor's compliance with its Regulatory Requirements and policies. As required by law or regulation, these control and compliance functions are independent from the Practice Areas responsible for Standard & Poor's Credit Rating Activities, Ancillary Services, and Other Services. The compliance function will have the necessary authority, resources, expertise and access to all relevant information to discharge its responsibilities properly and independently, as required by law or regulation, including having a senior level employee with the requisite skill set serve as its compliance officer in charge of the compliance function.

3. Independence and Avoidance of Conflicts of Interest

3.1 Standard & Poor's will establish and maintain reporting lines and compensation arrangements for compliance officers and Employees in Control Roles and Analytical Roles that reinforce the independence of their respective judgments. For a compliance officer or Employee in a Control Role this means that Standard & Poor's will not consider its financial performance when evaluating the performance or determining the compensation (including incentive awards) of those Employees. For an Employee in an Analytical Role this means that Standard & Poor's will not consider the commercial implications (such as revenue, fees, or market share) of that Employee's analytical decisions when evaluating the performance or determining the compensation (including incentive awards) of that Employee.

3.2   To minimize the potential for bias as well as potential conflicts of interest from long-standing relationships between Issuers and Employees in Analytical Roles, Standard & Poor's requires Primary Analysts to rotate analytical responsibility over time and in a manner that will promote the continuity of the ratings process. In addition, when required by law or regulation or where otherwise feasible and appropriate, Standard & Poor's also rotates Rating Committee Chairpersons and/or other Analysts.

3.3   Standard & Poor's will establish and maintain measures to protect against Analysts and other Employees directly involved in Credit Rating Activities engaging in Commercial Activities or other activities that may create an actual or potential conflict of interest or that may compromise the independence and objectivity of Standard & Poor's Credit Ratings Activities.

3.4   Standard & Poor's will establish and maintain controls so that the Ancillary Services and Other Services of Standard & Poor's or its affiliates do not affect Standard & Poor's Credit Rating Activities.

3.5   Standard & Poor's will take a Credit Rating Action regardless of the potential effect (economic, political, or otherwise) of that action on Standard & Poor's, an affiliate, an Issuer, an investor, or any other market participant.

3.6   Standard & Poor's will establish and maintain written policies and measures to (a) identify and (b) eliminate, or manage and disclose, as required by law or regulation or where otherwise feasible and appropriate, any actual or potential conflicts of interest that may influence Standard & Poor's Credit Rating Activities as well as the opinions and analyses of Standard & Poor's or the judgment and analyses of its Analysts.

3.7   Employees (including officers of Standard & Poor's) will not directly participate in Credit Rating Activities related to an Issuer when engaged in employment discussions with that Issuer.

3.8   Standard & Poor's will report to the Securities and Exchange Commission when it knows that a person who was associated with Standard & Poor's within the previous five years obtains employment with an arranger, obligor, Issuer, underwriter, or sponsor of a security or money market instrument for which Standard & Poor's has issued a Credit Rating within 12 months prior to the employment.

4. Transparency and Disclosure

4.1   Standard & Poor's will disclose to the public all information that it is required to disclose pursuant to its Regulatory Requirements, including as related to material modifications to Criteria, Unsolicited Credit Ratings, and its conflict avoidance and management measures. The information that Standard & Poor's is required to disclose generally includes Credit Ratings, Credit Rating Rationales, Criteria, policies, the general nature of compensation arrangements, information on conflicts of interest, and periodic information on the performance of its Credit Ratings. Standard & Poor's will disclose required information in a timely manner and consistent with its Regulatory Requirements.

4.2   Standard & Poor's will establish and maintain measures designed to prevent confusion between its Credit Rating Activities and its Ancillary Services and Other Services by Issuers or the public.

4.3   Standard & Poor's and its Employees will not state or imply that a regulator has approved or endorsed its Criteria, Credit Ratings, or Credit Rating Activities. Standard & Poor's will take appropriate steps to protect against an unregistered entity using its name to publish Credit Ratings.

5. The Treatment of Confidential Information

Nothing herein or in our policies prohibits or restricts an Employee from initiating Communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). All provisions of our policies and this Code should be construed in a manner consistent with the preceding sentence.

5.1   Standard & Poor's and its Employees will protect Confidential Information entrusted to it and its Employees by Issuers in connection with the performance of Credit Rating Activities. Unless otherwise permitted by law or regulation and/or with the agreement/consent of the Issuer or its agent when appropriate, Standard & Poor's will not publish or disclose Confidential Information received in connection with its Credit Rating Activities. Standard & Poor's may incorporate Confidential Information in a manner that will not disclose it into its Credit Ratings and documents published as part of its Credit Rating Activities.

5.2   Unless otherwise permitted by law or regulation and Standard & Poor's policies, Standard & Poor's and its Employees will only use Confidential Information received in connection with Credit Rating Activities for those activities, administrative responsibilities directly supporting Credit Rating Activities, or related oversight responsibilities.

5.3   Unless otherwise permitted by law or regulation and Standard & Poor's policies, Standard & Poor's and its Employees will only provide Confidential Information to an affiliate or other Employee when that affiliate or other Employee needs to know the information to appropriately perform Credit Rating Activities, administrative responsibilities that directly support Credit Rating Activities, or related oversight responsibilities.

5.4   Standard & Poor's outsources certain activities related to its Credit Rating Activities. In connection with the outsourcing of these activities, Standard & Poor's will establish and maintain measures requiring Service Providers to protect Confidential Information received from Standard & Poor's.

5.5   Employees will not use or share Confidential Information for their personal benefit, including to buy, sell, or sell short Securities about which they possess Confidential Information.

5.6   Standard & Poor's and its Employees will protect Confidential Information with respect to Standard & Poor's Credit Rating Activities, including (a) internal processes or conversations with respect to a prospective Credit Rating, (b) the timing or content of pending Credit Rating Actions (except to the related Issuer and its designated agents), and (c) pending changes to Criteria or policies.

5.7   Standard & Poor's and its Employees will take reasonable measures to protect the Confidential Information, property and records belonging to, or in the possession of, Standard & Poor's from fraud, theft, misuse or inadvertent disclosure.

6. Enforcement of the Code of Conduct and Policies

6.1　Consistent with applicable Regulatory Requirements, Standard & Poor's will establish and maintain measures that Employees must follow for handling (a) Complaints, (b) certain legal, regulatory or disclosure matters that trigger reporting to regulators, and (c) good faith reports that another Employee has violated a Regulatory Requirement or other law or regulation, this Code, or Standard & Poor's policies, or has engaged in unethical behavior. Standard & Poor's will not take, or allow Employees to take, retaliatory actions against other Employees who make good faith reports pursuant to this provision.

6.2　Consistent with applicable Regulatory Requirements, Standard & Poor's has designated appropriate personnel to monitor for compliance with its Regulatory Requirements, this Code, and Standard & Poor's policies.

6.3　Standard & Poor's will establish and maintain (a) appropriate administrative and accounting procedures, (b) internal control mechanisms, (c) effective procedures for risk assessment, and (d) effective control and safeguard arrangements for information processing systems to support its compliance with its Regulatory Requirements, this Code, and Standard & Poor's policies. Standard & Poor's will maintain its books and records consistent with applicable Regulatory Requirements and to demonstrate compliance with this Code and Standard & Poor's policies.

7. What are Credit Ratings and Their Limits?

7.1　Credit Ratings are forward-looking, current opinions regarding the creditworthiness of Rated Entities. Credit Ratings are based on information supplied to Standard & Poor's by a Rated Entity and/or its Related Third Parties (collectively referred to as the "Issuer") as well as information obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's relies on the Issuer, its accountants, counsel, advisors, and other experts for the accuracy, completeness, and timeliness of the information submitted in connection with Standard & Poor's rating and surveillance processes.

7.2　Credit Ratings do not constitute investment, financial, or other advice. Credit Ratings are not recommendations to purchase, hold, or sell a particular Security or to make any other investment decision. Credit Ratings do not comment on the suitability of an investment for a particular investor and should not be relied on when making any investment decision. The assignment of a Credit Rating to a Rated Entity does not guarantee the performance of the Rated Entity. Standard & Poor's does not act as an investment, financial, or other advisor to, and does not have a fiduciary relationship with, any Issuer, investor, or any other person. Credit Ratings are not verifiable statements of fact.

7.3　Pursuant to Regulatory Requirements in certain jurisdictions, Standard & Poor's has established controls so that the information used to determine Credit Ratings is of satisfactory quality, meaning a sufficient quantity of information, received on a timely basis, and considered reliable by Standard & Poor's. In this regard, while Standard & Poor's has established policies for compliance with these Regulatory Requirements, these policies do not constitute an audit of the information and are not designed to prevent or detect fraud. As such, even with appropriate controls around the receipt and use of such information, Standard & Poor's cannot guarantee that all the information it receives and uses is complete or accurate. Consistent with applicable policies, Standard & Poor's will not issue initial Credit Ratings and will withdraw or suspend existing Credit Ratings when information of satisfactory quality is unavailable.

7.4　Standard & Poor's may at any time suspend, modify, lower, raise, or withdraw a Credit Rating or place a Credit Rating on CreditWatch in accordance with its policies.

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Failure to comply with this Code and its related policies may result in disciplinary action, up to and including termination of employment.

This Code is available to the public without charge on Standard & Poor's Web site, www.standardandpoors.com. By making this Code available to the public, Standard & Poor's does not assume any responsibility or liability to any third party arising out of or relating to this Code. This Code shall not form a part of any contract with any third party, and no third party shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly. Standard & Poor's in its sole discretion may revise this Code to reflect changes in market, legal, and regulatory circumstances and changes to Standard & Poor's policies and other controls.

Standard & Poor's Ratings Services
55 Water Street
New York, NY 10041

www.standardandpoors.com



Standard & Poor's Ratings Services
Code of Conduct - Australia

December 31, 2013

Standard & Poor's Ratings Services
Code of Conduct - Australia
December 31, 2013[1]

Table of Contents

Introduction   2

          What are Ratings   3

1.   Quality and Integrity of the Credit Rating Process   4

2.   Independence and Avoidance of Conflicts of Interest   6

3.   Responsibilities to the Investing Public   8

4.   Enforcement of the Code of Conduct and Policies   10

5.   Definitions   10

6.   IOSCO Code of Conduct Fundamentals for Credit Rating Agencies   12

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[1] This Code of Conduct replaces the Standard & Poor's Ratings Services Code of Conduct - Australia dated June 30, 2011. It should be read in conjunction with the current version of the global Standard & Poor's Ratings Services Code of Conduct.

Introduction

Standard & Poor's Ratings Services' ("Standard & Poor's") mission is to provide high-quality, objective, independent, and rigorous analytical information to the marketplace. In order to achieve its mission, Standard & Poor's strives for analytic excellence at all times; evaluates its rating criteria, methodologies, and procedures on a regular basis; and modifies or enhances them as necessary to respond to the needs of the global capital markets.

Standard & Poor's endeavors to conduct the rating and surveillance processes in a manner that is transparent and credible and that also maintains the integrity and independence of such processes in order to avoid any compromise by conflicts of interest, abuse of confidential information, or other undue influences.

This Code of Conduct (the "Code") replaces the Standard & Poor's Ratings Services Code of Conduct – Australia dated June 30, 2011 and applies to employees in Australia only. This Code should be read in conjunction with the current version of the global Standard & Poor's Ratings Services Code of Conduct. Standard & Poor's has adopted this Code in order to further align its policies, procedures, and guidelines with Code of Conduct Fundamentals for Credit Rating Agencies published in December 2004, as amended in May 2008 (the "IOSCO Code"), by the International Organization of Securities Commissions ("IOSCO") and in order to meet regulatory requirements in certain jurisdictions that require Standard & Poor's to comply with the IOSCO Code. Variations from the IOSCO Code are set forth in Section 6 of this Code.

This Code is available to the public without charge on Standard & Poor's Web site, www.standardandpoors.com.au. By making this Code available to the public, Standard & Poor's does not assume any responsibility or liability to any third party arising out of or relating to this Code. This Code shall not form a part of any contract with any third party, and no third party shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly. Standard & Poor's in its sole discretion may revise this Code to reflect changes in market, legal, and regulatory circumstances and changes to Standard & Poor's controls, policies, procedures, and guidelines.

Standard & Poor's expects all Standard & Poor's employees in Australia ("employees") to comply with this Code and the related policies, procedures and guidelines. Each year all Standard & Poor's employees shall be required to read the Code and affirm their compliance with the current version of the global Standard & Poor's Ratings Services Code of Conduct, the Code and all related Standard & Poor's policies and guidelines by signing an Affirmation Statement. Any exceptions to this Code or the related policies, procedures and guidelines should be approved in writing by the President of Standard & Poor's or her/his designee who shall be responsible for the interpretation of this Code and the related policies, procedures and guidelines.

Failure to comply with this Code and the related policies, procedures and guidelines may result in disciplinary action, up to and including termination of employment.

Capitalized terms used herein are defined in Section 5 of this Code.

What are Ratings?

Ratings are current opinions regarding the creditworthiness of issuers or issues. Ratings are based on information supplied to Standard & Poor's by the issuer or its agents and information obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's relies on the issuer, its accountants, counsel, advisors, and other experts for the accuracy, completeness, and timeliness of the information submitted in connection with the rating and surveillance processes.

Ratings do not constitute investment, financial or other advice. Ratings are not recommendations to purchase, hold or sell a particular security or to make any other investment decision. Ratings and other opinions do not comment on the suitability of an investment for a particular investor and should not be relied on when making any investment decision. Standard & Poor's does not act as an investment, financial, or other advisor to, and does not have a fiduciary relationship with, an issuer, investor, or any other person.

Standard & Poor's is committed to only issuing ratings when it has a sufficient amount of information that is of a satisfactory quality as set forth in the Standard & Poor's Credit Rating Information and Data Policy. If information is deemed to be from reliable sources, as further discussed in that policy, Standard & Poor's does not independently verify the information. Ratings are not verifiable statements of fact. The assignment of a rating to an issuer or an issue by Standard & Poor's should not be viewed as a guarantee of the accuracy, completeness, or timeliness of the information relied on in connection with the rating or the results obtained from the use of such information.

Standard & Poor's reserves the right at any time to suspend, modify, lower, raise, or withdraw a rating or place a rating on CreditWatch in accordance with its policies, guidelines and procedures.

1. Quality and Integrity of the Rating Process

A. Quality of the Rating Process

1.1 Each rating shall be based on a thorough analysis of all information known to Standard & Poor's and believed by Standard & Poor's to be relevant to its analysis according to Standard & Poor's established criteria and methodologies.

1.2 Standard & Poor's shall use rating criteria and methodologies that take into consideration Standard & Poor's goal of maintaining rigorous analysis and systematic processes, and, where possible, result in ratings that can be subjected to some form of objective validation based on historical experience.

1.3 In assessing the creditworthiness of an issuer or issue, Analysts involved in the preparation or review of any Rating Action shall use criteria and methodologies established by Standard & Poor's. Analysts shall consistently apply the then-existing rating criteria and methodologies in the analytical process for any Rating Action, in each case, as determined by Standard & Poor's.

1.4 Credit ratings shall be assigned by a vote of a rating committee comprised of Analysts and not by any individual Analyst. Ratings shall reflect all information known, and believed to be relevant, to the rating committee, consistent with Standard & Poor's established criteria and methodologies. Standard & Poor's shall use Analysts who, individually or collectively, have the appropriate knowledge and experience in developing a rating opinion for the type of credit being applied.

1.5 Standard & Poor's shall maintain internal records to support its credit opinions for a reasonable period of time or in accordance with applicable law.

1.6 Standard & Poor's and its Analysts shall take steps to avoid publishing any credit analyses or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or issue.

1.7 Standard & Poor's shall endeavor to devote sufficient resources to perform credible credit assessments for all issuers and issues it rates. When deciding whether to rate or continue rating an issuer or issue, Standard & Poor's shall assess whether it is able to devote sufficient Analysts with sufficient skill sets to make a credible credit assessment, and whether its Analysts likely will have access to sufficient information needed in order to make such an assessment, including when the credit assessment involves a type of financial product presenting limited historical data. Although Standard & Poor's undertakes no duty to audit or otherwise verify information it receives, Standard & Poor's shall adopt reasonable measures so that the information it uses in assigning a rating is of sufficient quality to support a credible rating.

    1.7-1 Standard & Poor's shall establish a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a credit rating for a type of structure that is materially different from the structures Standard & Poor's currently rates.

    1.7-2 Standard & Poor's shall establish and implement a rigorous and formal review function made up of one or more senior managers with appropriate experience that will periodically review the methodologies and models it uses and significant changes to them. Where feasible and appropriate, this function shall be independent of the business lines that are principally responsible for rating various classes of issuers and obligations.

    1.7-3 Standard & Poor's shall assess whether existing methodologies and models for determining credit ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially. Standard & Poor's shall only issue ratings when it has sufficient information and data.

1.8   Standard & Poor's shall endeavor to structure its rating teams of Analysts in a manner that promotes continuity and the high quality and integrity of the rating process.

B. Monitoring and Updating

1.9   Standard & Poor's shall allocate adequate personnel and financial resources to monitoring and updating its ratings. In accordance with Standard & Poor's established policies, guidelines, and procedures for surveillance, unless the issuer requests a rating without surveillance, once a rating is assigned Standard & Poor's shall monitor on an ongoing basis and update the rating by:

   a.   regularly reviewing the issuer's creditworthiness;

   b.   initiating a review of the status of the rating upon becoming aware of any information that might reasonably be expected to result in a Rating Action (including withdrawal of a rating), consistent with the applicable rating criteria and methodology; and,

   c.   updating on a timely basis the rating, as appropriate, based on the results of such review.

   Where appropriate, subsequent monitoring shall incorporate all cumulative experience obtained. Changes in ratings criteria and assumptions shall be applied where appropriate to both initial ratings and subsequent ratings.

   1.9-1   If Standard & Poor's uses separate analytical teams for determining initial ratings and for subsequent monitoring of structured finance products, each team shall have the requisite level of expertise and resources to perform its respective functions in a timely manner.

1.10   Where Standard & Poor's makes its ratings available to the public, Standard & Poor's shall publicly announce if it withdraws a rating of an issuer or issue. Where Standard & Poor's ratings are provided only to its subscribers, Standard & Poor's shall announce to its subscribers if it withdraws a rating of an issuer or issue. In both cases, any publications by Standard & Poor's of the withdrawn rating shall indicate that the rating was withdrawn and also indicate the rating of the issuer or issue immediately preceding the withdrawal.

C. Integrity of the Rating Process

1.11   Standard & Poor's and its employees shall comply with all applicable laws and regulations governing Standard & Poor's activities in each jurisdiction in which it operates.

1.12   Standard & Poor's and its employees shall deal fairly and honestly with issuers, investors, other market participants, and the public.

1.13   Analysts shall be held to high standards of integrity, and Standard & Poor's shall not employ individuals where there is evidence that they have compromised integrity.

1.14   Standard & Poor's and its Analysts shall not, either implicitly or explicitly, give any assurance or guarantee of a particular rating prior to the determination of the rating by the applicable rating committee. This does not preclude Standard & Poor's from developing prospective assessments used in structured finance and similar transactions.

   1.14-1   Standard & Poor's Analysts are prohibited from making proposals or recommendations regarding the design of structured finance products that Standard & Poor's rates. In assessing the credit risk of a structured finance transaction, however, Analysts may properly hold a series of discussions with the issuer or its agents in order to (i) understand and incorporate into their analysis the particular facts and features of the structured finance transaction, and any modification, as proposed by the issuer or its agents, and (ii) explain to the issuer and its agents the credit ratings implications of Standard & Poor's criteria and methodologies as applied to the issuer's proposed facts and features.

1.15   The Standard & Poor's Chief Compliance Officer shall be responsible for reviewing the compliance of Standard & Poor's and Standard & Poor's employees' with the provisions of this Code and with applicable laws and regulations. In fulfilling this role, the Standard & Poor's Chief Compliance Officer is assisted by others in the Global Regulatory Affairs Department, the Executive Managing Director of Standard & Poor's Legal Affairs, the Standard & Poor's Legal Department, and personnel in Standard & Poor's responsible for analytical quality, criteria, and policymaking. The reporting lines and determination of the amount of compensation for the Standard & Poor's Chief Compliance Officer and the Global Regulatory Affairs Department shall be independent of Standard & Poor's rating operations.

1.16 An employee who becomes aware of any conduct by another employee or entity under common control with Standard & Poor's in violation of this Code; the related policies, procedures and guidelines; any law applicable to Standard & Poor's; or that is unethical has a responsibility to promptly report such conduct to (i) in the case of analytical matters, the employee's direct manager, the Chief Quality Officer, the Chief Credit Officer, a member of the Analytics Policy Board, an Executive Managing Director of Standard & Poor's, the Executive Managing Director for Standard & Poor's Legal Affairs, or an attorney in the Standard & Poor's Legal Department, and (ii) in the case of all other matters, the Standard & Poor's Chief Compliance Officer, any other Standard & Poor's compliance officer, members of the Global Regulatory Affairs Department, the Executive Managing Director for Standard & Poor's Legal Affairs, or an attorney in the Standard & Poor's Legal Department. Any individual referred to in the preceding sentence who receives such a report from an employee shall take appropriate action, as determined by the laws and regulations of the applicable jurisdiction and the applicable policies, procedures and guidelines set forth by Standard & Poor's. Standard & Poor's prohibits any form of retaliation against an employee who in good faith reports such conduct or who in good faith assists in the investigation of such conduct. An employee who retaliates against another employee for either of these reasons shall be subject to disciplinary action up to and including termination.

1.17 An employee may report conduct that is in violation of this Code; the related policies, procedures, and guidelines; any law applicable to Standard & Poor's; or that is unethical by calling The McGraw-Hill Companies Employee Hotline at 1-888-722-3277, which is available to employees worldwide and provides a confidential way of reporting such conduct.

1.18 In order to maintain Standard & Poor's independence, objectivity, and credibility, Standard & Poor's shall maintain complete editorial control at all times over Rating Actions and all other materials it disseminates to the public, including, but not limited to, rating definitions and criteria, reports, research updates, studies, commentaries, media releases, rating opinions, or any other information relating to its ratings. Standard & Poor's editorial control shall include decisions as to when, or even if, any Rating Actions and such other materials and information should be disseminated.

2. Independence and Avoidance of Conflicts Of Interest

A. General

2.1 Standard & Poor's shall not forbear or refrain from taking a Rating Action, if appropriate, based on the potential effect (economic, political, or otherwise) of the Rating Action on Standard & Poor's, an issuer, an investor, or other market participant.

2.2 Standard & Poor's and its Analysts shall use care and analytic judgment to maintain both the substance and appearance of independence and objectivity.

2.3 The determination of a rating by a rating committee shall be based only on factors known to the rating committee that are believed by it to be relevant to the credit analysis.

2.4 Ratings assigned by Standard & Poor's to an issuer or issue shall not be affected by the existence of, or potential for, a business relationship between Standard & Poor's (or any Non-Ratings Business) and the issuer (or its affiliates) or any other party, or the non-existence of such a relationship.

2.5 Standard & Poor's shall confirm that Ancillary Business operations that do not necessarily present conflicts of interest with Standard & Poor's rating business have in place procedures and mechanisms designed to minimize the likelihood that conflicts of interest will arise. Standard & Poor's shall establish a firewall policy governing firewalls and operations between Standard & Poor's and Non-Ratings Businesses to effectively manage conflicts of interest.

B. Standard & Poor's' Procedures and Policies

2.6   Standard & Poor's shall adopt written internal procedures and mechanisms to (1) identify and (2) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the opinions and analyses Standard & Poor's makes or the judgment and analyses of Analysts. Standard & Poor's shall disclose such conflict avoidance and management measures without charge to the public on Standard & Poor's public Web site, www.standardandpoors.com.

2.7   Standard & Poor's disclosures of actual and potential conflicts of interest shall be complete, timely, clear, concise, specific, and prominent.

2.8   Standard & Poor's shall disclose the general nature of its compensation arrangements with rated entities.

    a.   Where Standard & Poor's receives from a rated entity compensation unrelated to its ratings service, Standard & Poor's shall disclose the proportion that such non-rating fees constitute against the fees Standard & Poor's receives from the entity for Standard & Poor's.

    b.   Standard & Poor's shall disclose if, in the most recently ended fiscal year, it received 10 percent or more of its total net revenue from a single issuer, originator, arranger, client, or subscriber for the fiscal year.

    c.   Standard & Poor's shall encourage structured finance issuers and originators of structured finance products to publicly disclose all relevant information regarding these products so that investors and other credit rating agencies can conduct their own analyses independently of Standard & Poor's ratings. Standard & Poor's will also disclose in its Rating Action announcements whether the issuer of a structured finance product has informed it that it is publicly disclosing all relevant information about the product being rated or if the information remains non-public.

2.9   Standard & Poor's prohibits its employees from engaging in any Securities trading presenting actual conflicts of interest with Standard & Poor's rating activities.

2.10   In instances where rated entities (e.g., governments) have, or are simultaneously pursuing, oversight functions related to Standard & Poor's, Standard & Poor's shall use different employees to conduct its Rating Actions than those employees involved in its oversight issues.

C. Analyst and Employee Independence

2.11   Reporting lines for Analysts and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

    a.   An Analyst shall not be compensated or evaluated on the basis of the amount of revenue that Standard & Poor's derives from issuers or issues that the Analyst rates or with which the Analyst regularly interacts.

    b.   Standard & Poor's shall conduct formal and periodic reviews of compensation policies and practices for its Analysts and other employees who participate in or might otherwise have an effect on the rating process to confirm that these policies and practices do not compromise the objectivity of Standard & Poor's rating process.

2.12   Standard & Poor's shall not have Analysts who are directly involved in the rating process initiate, or participate in, discussions regarding fees or payments with any entity they rate.

2.13   No Analyst shall participate in or otherwise influence the determination of a rating in a rating committee for any particular issuer or issue if:

    a.   The Analyst or a member of the Analyst's Immediate Family owns Securities of the rated entity;

    b.   The Analyst or a member of the Analyst's Immediate Family owns Securities of any entity related to a rated entity, the ownership of which may cause or may be perceived as causing a conflict of interest;

c. Within the six months immediately preceding the date of the meeting of the rating committee, the Analyst has had a recent employment or other significant business relationship with the rated entity that may cause or may be perceived as causing a conflict of interest;

d. The Analyst has an Immediate Family member that currently works for the rated entity; or

e. The Analyst has, or had within the six months immediately preceding the date of the meeting of the rating committee, any other relationship with the rated entity or any related entity thereof that may cause or may be perceived as causing a conflict of interest.

2.14   Analysts and anyone involved in the rating process (or any member of their Immediate Family) shall not buy or sell or engage in any transaction in any Security based on a security issued, guaranteed, or otherwise supported by any entity within such Analyst's area of primary analytical responsibility, except as permitted under Standard & Poor's internal securities trading policy.

2.15   Employees are prohibited from soliciting money, gifts, or favors from anyone with whom Standard & Poor's does business and are prohibited from accepting gifts offered in the form of cash or any gifts exceeding a minimal monetary value.

2.16   Subject to applicable law, any Analyst who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interest shall disclose such relationship to the appropriate manager of Standard & Poor's.

2.17   Standard & Poor's shall establish policies, procedures, and guidelines for reviewing the past work of Analysts who leave the employ of Standard & Poor's and join an issuer with which the Analyst has been significantly involved in rating, or a financial firm with which the Analyst has had significant dealings as part of his or her duties at Standard & Poor's.

3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

3.1   Standard & Poor's shall distribute in a timely manner its Ratings Actions regarding the issuers and issues it rates.

3.2   Standard & Poor's shall publicly disclose its policies for distributing ratings, reports, and updates.

3.3   Standard & Poor's shall make available for public ratings the date of the most recent upgrade, downgrade, or CreditWatch action, if any, for issues and issuers. Each announcement, if any, of a Rating Action shall also indicate that Standard & Poor's rating criteria are generally available without charge to the public on the Standard & Poor's public Web site, www.standardandpoors.com. Each announcement, if any, of an initial rating, upgrade, downgrade, or CreditWatch action for issues and issuers shall include a statement of the analytic rationale for such action.

3.4   Standard & Poor's will only make its current public Rating Actions for any issuer or issue available to Wholesale Clients without charge. Public Rating Actions shall only be disseminated to Wholesale Clients via real-time posts on Standard & Poor's public Australian Web site, www.standardandpoors.com.au, and through a wire feed to the news media as well as via electronic or print subscription services. Public Rating Actions and the short explanation of the basis for the Rating Action, if any, shall remain on Standard & Poor's public Web site for a minimum of twenty-four hours. Upon the request of an issuer, and in Standard & Poor's sole discretion, Standard & Poor's may agree to keep a rating confidential, and evidence this agreement in the engagement letter with the issuer. If a rating is already public, a subsequent Rating Action shall also be public.

3.5   Standard & Poor's shall publish sufficient information about its procedures, methodologies, and assumptions (including financial statement adjustments that deviate materially from those contained in the issuer's published financial statements and a description of the rating committee process, if applicable) so that outside parties can understand how a rating was arrived at by Standard & Poor's. This information will include (but not be limited to) the meaning of each rating category and the definition of default or recovery, and the time horizon Standard & Poor's used when making a rating decision.

a. Where Standard & Poor's assigns an initial rating to a structured finance product, it shall provide investors and/or subscribers (depending on Standard & Poor's business model) with a brief statement of its analytic rationale.

b. Consistent with applicable regulations, Standard & Poor's will differentiate ratings of structured finance products from ratings of other entities, financial instruments, or financial obligations with a structured finance modifier.

c. Standard & Poor's shall assist investors in developing a greater understanding of what a rating is and the limitations of ratings. Standard & Poor's shall indicate in its ratings reports the attributes and limitations of its ratings and that Standard & Poor's does not audit or otherwise verify information provided to it by issuers or originators of a security rated by Standard & Poor's.

3.6 When publishing a rating, Standard & Poor's shall explain in its press releases and reports, if any, the key elements underlying the rating, subject to any restrictions imposed by applicable confidentiality agreements and any applicable laws regarding the release of Confidential Information.

3.7 Where feasible and appropriate, prior to issuing or revising a rating, Standard & Poor's shall inform the issuer of the critical information and principal considerations upon which a rating is based and, if appropriate, afford the issuer an opportunity to clarify any likely factual misperceptions or other matters that Standard & Poor's would wish to be made aware of in order to produce a credible rating. Standard & Poor's shall duly evaluate the response. Where in particular circumstances Standard & Poor's has not informed the issuer prior to issuing or revising a rating, Standard & Poor's shall inform the issuer as soon as practical thereafter.

3.8 Standard & Poor's shall conduct periodic performance studies on its ratings, which shall be designed to demonstrate to the marketplace the performance of its ratings and track records. Performance studies shall be conducted annually and may be conducted on a more frequent basis if appropriate for a particular market. Standard & Poor's shall make the ratings underlying each performance study available, upon request, in order to assist investors in drawing performance comparisons between Standard & Poor's and other credit rating agencies. The performance studies shall be available without charge to the public on Standard & Poor's public Web site, www.standardandpoors.com.

3.9 Unsolicited ratings are ratings assigned by Standard & Poor's without the full participation of issuers in the rating process. Standard & Poor's reserves the right, in its sole discretion, to issue ratings without the full participation of issuers in the rating process if Standard & Poor's believes (i) there is a meaningful credit market or investor interest served by the publication of such a rating, and (ii) it has sufficient information to support adequate analysis and, if applicable, ongoing surveillance. Standard & Poor's shall indicate if a rating is an unsolicited rating. In some cases, issuers may provide limited information to Standard & Poor's, and Standard & Poor's would still consider those ratings to be unsolicited ratings. Standard & Poor's shall disclose its policies and procedures regarding unsolicited ratings without charge to the public on Standard & Poor's public Web site, www.standardandpoors.com.

3.10 Standard & Poor's shall make material modifications to its methodologies and significant practices, procedures, and processes available without charge to the public on Standard & Poor's public Web site, www.standardandpoors.com. Where feasible and appropriate, publication of such material modifications shall be made prior to their going into effect. Standard & Poor's shall carefully consider the various uses of ratings before modifying its methodologies, practices, procedures, and processes.

B. The Treatment of Confidential Information

3.11 Standard & Poor's and its employees shall protect the confidentiality of Confidential Information communicated to them by an issuer or its agents. Unless otherwise permitted by an agreement with the issuer, Standard & Poor's and its employees shall refrain from disclosing Confidential Information in press releases; through research conferences; and conversations with investors, other issuers, or any other persons. Notwithstanding the foregoing, Standard & Poor's shall not be restricted from:
a. publishing any Rating Action or other opinion regarding a particular issuer or issue that incorporates Confidential Information without specifically disclosing it; or

b. using third-party contractors or agents bound by appropriate confidentiality obligations to assist in any aspect of the rating process or related business activities.

3.12 Standard & Poor's shall use Confidential Information only for purposes related to its rating activities or otherwise in accordance with any confidentiality agreements with the issuer.

3.13 Employees shall take all reasonable measures to protect all property and records belonging to or in possession of Standard & Poor's from fraud, theft, or misuse.

3.14 Employees shall not engage in transactions in Securities when they possess Confidential Information concerning the issuer of such Security.

3.15 Employees shall familiarize themselves with the internal securities-trading policies maintained by Standard & Poor's, and are required to periodically certify their compliance as required by such policies.

3.16 Employees shall not disclose any (i) of Standard & Poor's ratings-related non-public information, or (ii) non-public information about Rating Actions or possible future Rating Actions, except in the case of clause (ii) to related issuers and their designated agents.

3.17 Employees shall not share Confidential Information entrusted to Standard & Poor's with employees of any Non-Ratings Business without the prior written consent of the issuer. Except for legitimate business reasons arising in connection with the delivery of ratings or related products, employees shall not share Confidential Information with other employees of Standard & Poor's.

3.18 Standard & Poor's employees shall not use or share Confidential Information for the purpose of trading Securities, or for any other purpose except the conduct of Standard & Poor's business.

4. Enforcement of Code and Communication with Market Participants

A. General

4.1 The Executive Vice President in charge of Standard & Poor's has determined that the Analytics Policy Board, the Chief Credit Officer, the Chief Quality Officer, and the Executive Managing Directors of Standard & Poor's shall be responsible for enforcing this Code and the related policies, procedures, and guidelines to the extent provisions herein and therein relate to analytical matters, and the Standard & Poor's Chief Compliance Officer with the assistance of others shall be responsible for enforcing all other provisions of this Code and the related policies, procedures, and guidelines.

4.2 The Executive Vice President in charge of Standard & Poor's or her/his designees shall be responsible for communicating with market participants and the public about any questions, concerns, or complaints that Standard & Poor's may receive. The Executive Vice President in charge of Standard & Poor's or her/his designees shall facilitate informing Standard & Poor's officers and management of those issues that Standard & Poor's officers and management would want to be made aware of when setting Standard & Poor's policies.

4.3 Standard & Poor's shall publish in a prominent position on Standard & Poor's public Web site, www.standardandpoors.com, Web page links to (1) the Code, (2) a description of the methodologies that Standard & Poor's uses, and (3) Standard & Poor's performance studies on its ratings.

5. Definitions

For purposes of this Code, the terms set forth below shall have the following meanings:

"Analyst" shall mean, with respect to any issuer or issue, an employee who (i) has been assigned to determine and vote on ratings relating to such issuer or issue and (ii) is not involved in any commercial discussions with such issuer or relating to such issuer or issue.

"Analytics Policy Board" shall mean a group of experienced credit rating personnel from around the world representing Standard & Poor's diverse field of expertise in credit analysis that is chaired by the Chief Credit Officer of Standard & Poor's.

"Ancillary Business" shall mean those products and services offered by Standard & Poor's that are related to rating services, including, but not limited to, credit estimates, credit assessments, private credit analysis, Ratings Evaluation Service (RES), Servicer Evaluations, Canadian Income Fund Stability Ratings, recovery ratings, model products, and other similar products and services, but are not credit ratings.

"Code" shall have the meaning set forth in the Introduction.

"Confidential Information" shall mean information received by Standard & Poor's from an issuer or its accountants, attorneys, or other agents that has been marked "Proprietary and Confidential" or in respect of which Standard & Poor's has received from the issuer specific written notice of its proprietary and confidential nature. Notwithstanding the foregoing, information disclosed by the issuer or its accountants, attorneys, or other agents shall not be deemed to be Confidential Information if such information
 i.   was substantially known by Standard & Poor's at the time of such disclosure,
 ii. was known to the public at the time of such disclosure,
 iii. becomes known to the public (other than by Standard & Poor's act) subsequent to such disclosure,
 iv. is disclosed lawfully to Standard & Poor's by a third party subsequent to such disclosure,
 v.   is developed independently by Standard & Poor's without reference to the Confidential Information,
 vi. is approved in writing by the issuer for public disclosure, or
 vii. is required to be disclosed by any law, rule, or regulation, or is disclosed at the request of any governmental agency or authority.

"Immediate Family" shall mean an employee's spouse, domestic partner, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother- or father-in-law, sister- or brother-in-law, and son- or daughter-in-law, including adoptive and guardian relationships, in each case, sharing the same household as the employee, and any entity or trust owned or controlled by a person named above.

"IOSCO" shall have the meaning set forth in the Introduction.

"IOSCO Code" shall have the meaning set forth in the Introduction.

"Non-Ratings Business" shall mean all segments and operating groups of The McGraw-Hill Companies, Inc. as well as segments and operating groups of McGraw-Hill Companies subsidiaries, including Standard & Poor's, other than Standard & Poor's.

"Rating Action" shall mean any initial rating; any change, withdrawal, or suspension of an existing rating; any CreditWatch action; or the assignment of a new Outlook.

"Security" shall mean any stock, note, bond, debenture, limited partnership interest, limited liability company interest, investment contract, shares of funds, or other financial instrument commonly known as a security and also includes any put or call option, or any other derivative instrument, relating to a Security. For the purposes of this Code, a Security shall not include those securities that are excluded from the definition of "Security" in Standard & Poor's internal securities-trading policies.

"Wholesale Client" means:
 i.   An Australian financial services licensee; or
 ii.   A listed entity, or a related body corporate of a listed entity; or
 iii. A business that employs at least 20 people or, in the case of a manufacturing business, at least 100 people; or
 iv.   An individual with a copy of a certificate given by a qualified accountant within the last 6 months stating that the individual has net assets of at least A$2.5 million or gross income for each of the last two financial years of at least A$250 000 per year; or
 v.   An organisation regulated by the Australian Prudential Regulation Authority (that is not a superannuation fund, or an approved deposit fund, or a pooled superannuation trust, or a public sector superannuation scheme); or
 vi.   A body registered under the Financial Sector (Collection of Data) Act 2001 (Australia); or
 vii. A trustee of a superannuation fund, or an approved deposit fund, or a pooled superannuation fund, or a public sector superannuation scheme, within the meaning of the Superannuation Industry (Supervision) Act 1993 (Australia) and the fund, trust or scheme has net assets of at least A$10 million; or
 viii. An individual that controls at least A$10 million, including through an associate or under a trust that the individual manages; or
 ix.   An exempt public authority; or
 x.   A body corporate or an unincorporated body corporate that carries on a business of investment in financial products, interests in land or other investments and for those purposes invest funds received (directly or indirectly) following an offer or invitation to the public (within the meaning of section 82 of the Corporations Act 2001 (Australia)) and the terms of the offer or invitation provide for the funds subscribed to be invested for those purposes.

6. IOSCO Code of Conduct Fundamentals for Credit Rating Agencies

Standard & Poor's fully supports the essential purpose of the IOSCO Code, which is to promote investor protection by safeguarding the integrity of the rating process. Standard & Poor's believes that the Code is consistent with the IOSCO Code and appropriately implements IOSCO's Statement of Principles Regarding the Activities of Credit Rating Agencies published in September 2003.

There is one area in which the provisions of the Code differ from the provisions of the IOSCO Code. The one area is: (i) Standard & Poor's operational and legal separation. Standard & Poor's believes that these differences do not affect the independence, integrity, credibility, and objectivity of its rating and surveillance processes and, therefore, the IOSCO Code's essential purpose will be achieved.

Operational and Legal Separation

Standard & Poor's operates in multiple global locations, in each case, as a wholly-owned direct or indirect subsidiary or as a division or a representative of a division of The McGraw-Hill Companies, Inc. The McGraw-Hill Companies, Inc. provides shared services to all of its segments, units, or divisions, including legal, information technology, human resources, and finance functions. In addition, Standard & Poor's may provide shared services for publishing, modeling, data, sales, and communication and marketing functions. In many cases, shared or support services are performed by personnel dedicated to Standard & Poor's. Standard & Poor's has implemented a firewall policy so that the rating and surveillance processes are not compromised by conflicts of interest, abuse of confidential information, or any other improper influence. (See Section 2.5 of the IOSCO Code).

CODE OF BUSINESS ETHICS

McGraw Hill Financial is a leading benchmarks, financial news, content, and analytics and data provider serving the capital, commodity, and corporate markets. Our core values are Fairness, Integrity and Transparency. We view these standards not as mere words on a page, but as a statement of our beliefs, values and goals as an institution.

Our standards of conduct, which are summarized in this Code of Business Ethics (COBE), are intended to guide employees in applying the company's core values to every aspect of our business, every day.

This code applies to employees of McGraw Hill Financial and all its subsidiaries including, but not limited, to S&P Ratings Services, S&P Capital IQ/SNL Financial, S&P Dow Jones Indices, Platts and J.D. Power and all of their subsidiaries. Failure to comply with the COBE may result in disciplinary action, up to and including termination of employment.

McGraw Hill Financial's Commitment to Employees and the Public

You have been employed solely on the basis of McGraw Hill Financial's estimate of your ability to do your job well. You will not be unfairly discriminated against because of race, color, religion, sex, gender identity or expression, age, sexual orientation, national or ethnic origin, citizenship status, veteran status, disability or for any other unlawful reason.

Any future promotion or pay increase is at the discretion of your manager and will depend on the needs of the business matched to your demonstrated ability to do superior work, to grow in your job and to accept responsibility.

You can expect courteous and considerate treatment from the Company. Through on-the-job training, sharing tuition costs, The Learning Center, and other means, we will endeavor to provide appropriate opportunities for developing your ability to perform your job well and to prepare you for greater challenges. You can learn of possible job openings throughout the Company via our internal online talent resources. You may apply for any position you may be qualified to fill. http://careers.mhfi.com/

We are committed to being a good citizen in the communities in which we work. McGraw Hill Financial contributes to community as well as to national institutions, and encourages employees to do so by matching their gifts to eligible organizations.

In addition, all McGraw Hill Financial's employees are encouraged to take an active personal role in organizations dedicated to public service. The Company will assist and support employees' volunteer services with appropriate financial contributions to qualified projects and institutions.

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McGraw Hill Financial recognizes and respects the privacy of employees and others with regard to personal information it obtains through the employment relationship. Employees should contact their Human Resources business partner for further information in this regard.

McGraw Hill Financial provides medical, disability, life insurance, and retirement programs as further described in materials available from the Human Resources Department.

Every reasonable effort will be made to provide you with a safe and healthy place in which to work. In addition, it is the Company's policy to provide a work environment free from sexual harassment or any other type of unlawful harassment.

McGraw Hill Financial is committed to an environment where open, honest communications are the expectation, not the exception. We want you to feel comfortable in approaching your business unit's Compliance Department, Human Resources Department, the Legal Department, your supervisor or higher levels of management in instances where you believe violations of our policies or standards have occurred.

In situations where you prefer to submit a written report, anonymously or in confidence, McGraw Hill Financial offers a site which is hosted by a third party provider, EthicsPoint. Through this site, you are able to submit reports relating to actual or suspected violations of our Code of Business Ethics, as well as matters related to Company policies, procedures and other standards.

You may raise a concern, make a complaint, or provide a constructive comment through this Employee Hotline, which is available to employees worldwide at http://www.mhfi.ethicspoint.com/

Subject to laws in certain jurisdictions outside the U.S., this Employee Hotline provides a way to report violations of Company policy, workplace concerns, violations of law and related issues, by phone or online. McGraw Hill Financial prohibits retaliation against any employee who reports in good faith issues to this Hotline or to any government anti-discrimination agency. Further, the Company bars retaliation against anyone for assisting with the investigation of such a complaint.

Hotline:

Q: I suspect unethical conduct is taking place in my group, but what if I am wrong? Could I get fired for raising an issue to the Employee Hotline?

A: No – employees are encouraged to come forward without fear. It is against our policies and values to retaliate against an employee who raises a concern or reports an issue in good faith.

Employee's Commitment to McGraw Hill Financial

Of course, McGraw Hill Financial expects that employees will work diligently and to the best of their abilities. In addition, here are some specific requirements.

Compliance With Law

In addition to complying with McGraw Hill Financial's policies, all employees are expected to comply with applicable laws in the jurisdictions in which we do business and to maintain the highest standards of ethical and professional conduct.

As part of this responsibility, it is imperative that employees conduct their activities on behalf of McGraw Hill Financial consistent with our core values of Fairness, Integrity and Transparency; and that all of our financial disclosures and reports be full, fair, accurate, timely and understandable. Employees who have any doubts concerning applicable laws or the proper course of conduct in their business activities should seek advice from the Compliance Department for their business unit or from the Legal Department.

Except where prohibited by local law, employees are required to report to their Compliance Department or to Human Resources any currently pending arrests or criminal indictments; criminal convictions; or involvement in regulatory enforcement proceedings. This obligation applies even if the events leading to the arrest, indictment, conviction or proceeding are unrelated to the employee's duties for McGraw Hill Financial.

Business Unit Codes of Conduct

Detailed codes of conduct have been developed by certain of McGraw Hill Financial's units to provide guidance for situations unique to their businesses. Where a specific provision of a business unit's policy or code of conduct, conflicts with a more general provision in the COBE, the specific business unit provision applies.

Corporate Policies

McGraw Hill Financial has adopted corporate policies specifying the appropriate conduct and procedures for certain matters described in the COBE and beyond. The Corporate Policies site has been designed to bring together the substantial body of McGraw Hill Financial's corporate policies. The site includes the Corporate Policy Manual which contains the MHFI corporate policies.

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Conflicts of Interest

Employees should not engage in any activity that creates or might result in a conflict, or the appearance of a conflict, between the individual's self-interest or the interests of another organization, on the one hand, and McGraw Hill Financial's interests on the other hand. Each employee should be free from any interest or influence that would make it difficult to give McGraw Hill Financial the employee's best efforts and undivided attention. The following are examples of conflicts of interest, but these examples are not intended to limit the general applicability of the prohibition against conflicts of interest.

(a)   Employees may not take for themselves, or divert to others, any business opportunity in which the Company has, or can reasonably be expected to have, an interest. Employees may not engage in activity, whether or not disclosed, that competes with their existing job function.

(b)   Employees may, on their own time, do limited amounts of work for other employers so long as such work does not conflict with the employee's obligations to McGraw Hill Financial. A conflict would arise if outside work consumed so much of an employee's time and energy as to impair the ability to perform their McGraw Hill Financial job effectively. Also, a conflict of interest is presumed if an employee does outside work for a firm that has business dealings with, or competes with, McGraw Hill Financial. Employees should also avoid outside employment that is otherwise detrimental to the interests of McGraw Hill Financial.

(c)   Employees may not provide consulting or advisory services for any external advisor service, primary research network, analyst group, consulting group, hedge fund, investment bank, investment company, pension fund, investor, or any other similar firm.

(d)   No employee may directly or indirectly own any interest in another firm, or serve as a director, officer or employee of a firm, whose business in any way competes with McGraw Hill Financial or that has business dealings with McGraw Hill Financial. However, an employee may own up to one percent (1%) of the shares of any public Company, regardless of its business, except as limited by other obligations under the COBE or other policies of the Company or the employee's business unit.

(e)   Employees should never give or accept any gift, entertainment, consideration, benefit or privilege (including discounts on personal purchases not offered to all McGraw Hill Financial employees) where the value (i) is not reasonable in its business context or (ii) places the recipient under a real or perceived obligation to the giver. Gifts that are intended to or would result in favorable treatment or influence a business decision, regardless of the amount or value involved, should never under any circumstances be given or accepted.

Providing gifts, travel, meals or entertainment to a public official or private individual is never permitted if it could reasonably be understood as an effort to improperly influence an official action or obtain a business advantage for McGraw Hill Financial. An employee should not accept, and should notify his/her supervisor if offered, any gifts, entertainment or anything else of value from a competitor, customer or anyone who conducts or seeks to conduct business with McGraw Hill Financial, other than (i) Nominal Gifts or (ii) Ordinary Business Entertainment, as those terms are defined below.

Nominal Gifts are gifts of token to modest value that will not place the recipient under any real or perceived obligation to the donor or gifts used for advertising or promotion, as long as they are customarily given in the regular course of business.

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Ordinary Business Entertainment, such as lunch, dinner, theatre, sporting events and the like, is appropriate where it is reasonable in its business context and the purpose is to hold bona fide business discussions or to foster better business relations.

A Public Official is any officer, employee, or contractor of a government or any department, agency, or instrumentality thereof, or of a Public International Organization, or any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

Employees may obtain waivers of these conflict rules under limited circumstances. An employee may request a waiver of these conflict rules by submitting a written request to the appropriate executive, with a full explanation of the basis for the request. Waiver requests must be sent to, and written approval obtained from, either the President and Chief Executive Officer of McGraw Hill Financial (or a person designated by the CEO), or the corporate staff officer or president in charge of the employee's business.

Improper Payments to Others

No employee anywhere in the world may directly or indirectly offer or provide anything of value, including a bribe, kickback, excessive commission or fee, in order to influence a Public Official or private party or to obtain an improper advantage. This prohibition includes, but is not limited to, obtaining business for the company from private businesses or government bodies, anywhere in the world.

In addition, employees may not give money or anything else of value indirectly (for example, to a agents, supplier, vendors, consultants, lawyers, facilitators, finders lobbyist or other third party) if the circumstances indicate that all or part of it will likely be passed on to a Public Official or private party to influence official action or obtain an improper advantage. Further guidance can be found in the Global Anti-Bribery and Corruption Policy.

When in doubt concerning the propriety of a proposed payment or gift, contact the Legal Department, Compliance Department or Employee Hotline www.MHFI.EthicsPoint.com for assistance.

Independent Reporting and Evaluation

McGraw Hill Financial's reputation rests in great measure on the integrity of its reporting and evaluation services. For this reason, no employee whose duties include reporting on an industry or evaluating securities should have any employment, ownership or other relationship with companies in the relevant industries in a way that might compromise, or appear to compromise, the independence of the employee's reports or evaluations. Employees must provide prior written disclosure in writing to their supervisors detailing any factors, such as holding stock in or having a financial relationship with a party that might be relevant to this restriction.

No employee may exert or attempt to exert any improper influence on any editorial position or opinion, including those of any analytical employee. For instance, no employee may (i) suggest that an analytical employee consider improper factors not relevant to such analytical employee's independent analysis of ratings, opinions, recommendations, estimates or target prices; (ii) make recommendations to an issuer of securities or other party involved with a securities issuance for the purpose of advising such party on how to achieve a particular rating result; or (iii) condition or threaten to condition any Standard & Poor's rating or rating action on the purchase of any other services or products. See <u>Reinforcing Credit Rating Independence</u>

Individual business units of McGraw Hill Financial will, as appropriate, issue supplemental guidelines that relate to their particular operations.

Discriminatory Conduct

Employees may not discriminate against or harass any other employees on the basis of race, color, religion, sex, gender identity or expression, age, sexual orientation, national or ethnic origin, citizenship status, veteran status, disability or any other unlawful basis. McGraw Hill Financial prohibits harassment of any kind toward other employees.

Confidential Information

Nothing in our policies prohibits or restricts an employee from initiating communications directly with, or responding to an inquiry from, or providing testimony before, the SEC, FINRA, or any other self-regulatory organization or any other state or federal regulatory authority. With the exception of such communications:

An employee must respect and maintain the confidentiality of all non-public information about McGraw Hill Financial or its activities and all non-public information obtained in the performance of the employee's duties about McGraw Hill Financial's customers, clients or applicable third parties. Copying or disseminating internal communications, whether or not marked confidential, to third parties is strictly prohibited (unless the employee is providing information to a regulator or government agency). Employees may not use for any purpose or disclose to others any non-public information, including sending confidential and/or internal work materials to personal email accounts. For example: (a) employees and members of their families possessing material non-public information about McGraw Hill Financial may not use such information to trade in McGraw Hill Financial's securities, nor divulge such non-public information to other persons to trade in McGraw Hill Financial's securities; (b) employees or members of their families possessing non-public information regarding studies or pending negotiations by McGraw Hill Financial to acquire all or part of a company shall not divulge such information to other persons and shall not trade in the securities of such a company unless and until the studies or negotiations have been permanently terminated or completed by McGraw Hill Financial; and (c) employees obtaining material non-public information about another company or securities shall not trade in the securities of such other company until such non-public information becomes publicly known.

Non-public Information is information that has not been disseminated to the public in a manner reasonably designed to provide broad distribution, such as a required or voluntary filing with a government agency or regulatory body, a publication of general circulation, or a press release issued by an issuer or client.

Trade secrets, confidential information and proprietary information concerning products and services (both those already on the market and those being developed) are special, valuable and unique assets of McGraw Hill Financial. Employees should hold all trade secrets and other confidential or proprietary information in strictest confidence and should not use such trade secrets or confidential or proprietary information in any way other than in performing their duties as employees. Such trade secrets and other confidential or proprietary information may not be misappropriated, transferred or disclosed, directly or indirectly, to any person or entity. This obligation remains in effect after an employee leaves McGraw Hill Financial.

8

No employee may, without appropriate management approval, disclose to any person in advance of publication by McGraw Hill Financial: (a) any security or other rating, equity ranking or other opinion pertaining to securities, funds or other investments; or (b) the contents of any publication, newsletter, electronic product, or any other information product or service produced by McGraw Hill Financial in any medium.

Intellectual Property

Each employee assigns to McGraw Hill Financial all intellectual property, including copyright, trademark and trade secret rights, created by that employee within the scope of his or her employment. Subject to local intellectual property laws, all original work created by an employee within the scope of his or her employment, alone or jointly with others, is a "work made for hire" and is the property of McGraw Hill Financial. All ideas, inventions and designs conceived or first reduced to practice in whole or in part by an employee within the scope of his or her employment shall be disclosed on a timely basis to the Company and title to such inventions, ideas and designs, including all intellectual property rights, shall be assigned to and owned by McGraw Hill Financial. Individual business units may require employees to execute supplemental agreements as appropriate.

Customer Privacy

McGraw Hill Financial has implemented a [Customer Privacy Policy](#) to protect the privacy of its customers and business prospects. All employees are responsible for being familiar with this policy and for complying with its terms.

McGraw Hill Financial's Use of Third Party Information

McGraw Hill Financial is a substantial user of proprietary materials belonging to others, including software and digital information, as well as "hard copy" magazines and newspapers. Employees have an obligation to comply with the copyright, trademark, patent and trade secret laws as they pertain to these materials. In addition, employees have an obligation to comply with the terms and conditions of agreements (including website agreements) under which employees use third party proprietary material, content and software including restrictions on usage or redistribution.

Competitive Intelligence

Employees are encouraged to stay informed about competitors through publicly available information. All competitive intelligence activities must be conducted in compliance with the following 12 core principles.

- Competitive intelligence may be obtained only in compliance with applicable laws.
- The use of publicly available information is permitted.
- Avoid pressuring anyone, including customers, to provide a competitor's proprietary information. When in doubt, listen, but don't ask. Never use threats or incentives to obtain a competitor's information.
- Respect the right of other companies to protect their trade secrets and confidential information.
- Do not seek non-public information about a competitor from anyone, including customers.
- Comply with non-disclosure and confidentiality agreements, terms and conditions of use and any other restrictions that may apply to non-public information received from any source.
- Always be forthright and truthful about your relationship with McGraw Hill Financial. Use only your McGraw Hill Financial e-mail address when signing up for digital or online products from competitors. Do not use another person's log-in data to access a competitor's information or product.
- Do not do indirectly what you may not do directly. Any contractor, consultant, agent or other third party acting on McGraw Hill Financial's behalf must comply with these principles.
- It is appropriate to ask former employees of competitors about their ideas, viewpoints and industry experience, but do not seek trade secrets or confidential information.
- If a competitor's proprietary information is revealed through the intentional but careless act of its employees or agents (e.g., talking loudly in a public place), you may not use that information. In addition you may not use proprietary information that has been lost by the owner in a manner that was clearly a mistake or accident (e.g., sealed documents left in a public place).
- Generally avoid direct contact with competitors and their employees or agents where that contact might reveal pricing, promotions, product plans or other proprietary information.
- Do not risk McGraw Hill Financial's reputation or your own in a competitive intelligence effort. Before acting in this sensitive area, also consider how the Company or you, as an employee, would react if you learned that a competitor was doing the same thing regarding McGraw Hill Financial.

These 12 core principles, like the McGraw Hill Financial COBE, are Company-wide provisions that apply to all McGraw Hill Financial employees. Business units may from time-to-time issue additional and more (but not less) restrictive guidance on competitive intelligence gathering. Employees must observe both Company-wide guidance and any supplemental unit-specific restrictions. When in doubt, contact the Legal Department for guidance.

Competitive Intelligence

Q: I want to view part of a competitor's website that requires a subscription, but they may not allow access to a McGraw Hill Financial Employee. Is it okay to sign up using my personal email address instead?

A: No Always use your McGraw Hill Financial email address, job title and true name when accessing a competitor's website or researching competing products and services. McGraw Hill Financial respects our competitors' right to protect their confidential information. If you have any doubts about whether you are allowed to access a particular website, the Legal Department can help you review the relevant terms and conditions.

Information Security

Accurate and reliable information is the foundation of our business. Without proper safeguards in place, our systems are vulnerable to loss, destruction, error and abuse that can undermine the objectives and goals of McGraw Hill Financial.

Several of McGraw Hill Financial's policies provide support and guidance for appropriate use of Company information management resources. These policies include:

- Review and Approval of Information Technology Related Projects
- Information Security
- Monitoring of Information Technology Systems
- Electronic Communications
- Internet Site Blocking

Employees are required to review and comply with these policies. Potential data breaches of confidential information concerning either McGraw Hill Financial, employees, customers or other persons should be reported immediately to Corporate Security.

Appropriate Use of Social Media

McGraw Hill Financial's Social Media Policy is included in the Electronic Communications Policy and is designed to protect our employees and the Company as we utilize social media tools in new and creative ways to extend our brand, communicate with the market and meet the changing needs of our customers. The Policy provides all employees with information, guidelines and best practices to follow when using social media.

Appropriate Use and Monitoring of Electronic Communications

The Corporate policy concerning Electronic Communications provides guidelines for employees of McGraw Hill Financial and other authorized persons. Electronic communications include (subject to applicable laws) all digital messages sent from any Company supported e-mail system, instant messaging system, or from any computer or personal digital assistant made available by the Company. Electronic communications are for the direct support of McGraw Hill Financial's activities. Although intended for business purposes, electronic communications on Company provided systems and networks may, subject to limitations detailed in the Electronic Communications Policy, be used on a limited basis for personal or non-business purposes at the discretion of the employee's business unit or corporate department. Such personal communications are subject to the prohibitions detailed in the Electronic Communications Policy with respect to harassing, libelous, threatening, abusive, sexually suggestive, obscene, inappropriate comments regarding ethnicity, or similar objectionable content.

McGraw Hill Financial reserves the right, subject to applicable local law, to monitor the electronic communications of employees, contractors and other users of the information technology systems made available by the Company, including mobile and office systems, without informing the sender or recipient of the information, or the person in whose possession those communications reside. Further information can be found in section 1 of (Monitoring of Information Technology Systems).

Political Activities

McGraw Hill Financial supports the right of all its directors, officers, employees and representatives to support (financially or otherwise) political candidates and causes of their own choosing in their private, non-McGraw Hill Financial capacities. In some jurisdictions, however, laws have been enacted that restrict or bar companies from doing business with local or provincial governments if the company, or certain personnel associated with the company, make specific types of political contributions to state and local or provincial officeholders, candidates for local and provincial office, local or provincial political parties, and other types of political organizations. The penalties for violating these laws can be severe. For instance, improper contributions may result in the company forfeiting existing business with a state, province or locality being temporarily or permanently banned from doing business with a state, province or locality or being subject to both civil and criminal penalties and fines.

Given the substantial business that McGraw Hill Financial does with local and provincial governments across the globe, all corporate personnel (including McGraw Hill Financial directors, officers, employees and representatives) are expected to ensure that they are in compliance with the McGraw Hill Financial Political Contributions Policy prior to making any personal political donations to a local or provincial officeholder, a candidate for local or provincial office, a local or provincial political party, or any other local or provincial political organization. In conjunction with these stated obligations and for the purpose of preserving present and future business opportunities, the Legal department and the Compliance Department also reserve the right to implement jurisdiction-specific limitations or bans on personal contributions for select McGraw Hill Financial personnel.

Government Contracts

Governmental contracts, whether with state, provincial, federal or municipal entities, are subject to complex laws and regulations setting forth the information which must be furnished to the government in the course of negotiating a contract or submitting a bid. Other laws regulate the performance of governmental contracts, accounting procedures and payment requests in ways different from private commercial contracts. In certain instances, serious violations of governmental contract laws or regulations may affect McGraw Hill Financial's ability to do governmental business or even constitute criminal conduct. Employees responsible for governmental contract work should become familiar with the relevant rules and regulations and should contact the Legal Department legal@mhfi.com with any questions.

Representing McGraw Hill Financial in an Unauthorized Capacity

No employee may contact any person or entity to seek personal gain or other benefits by claiming that the employee represents or is affiliated with McGraw Hill Financial.

Reporting Violations of the COBE

All employees are expected to abide by the highest ethical standards and to act with complete integrity when acting on behalf of McGraw Hill Financial with governmental agencies, customers, competitors, suppliers, the media, trade associations, fellow employees and the general public. Failure to follow these policies exposes you to potential disciplinary action up to and including termination.

An employee who observes any conduct by other employees in violation of the COBE or of any law applicable to McGraw Hill Financial has a responsibility to promptly inform his or her supervisor, the Human Resources Department, the Compliance Department for your business unit or the Legal Department. However, in situations where you prefer to submit a written report, anonymously or in confidence, McGraw Hill Financial offers access to a site hosted by a third party provider http://www.mhfi.ethicspoint.com/. Through this site, you are able to submit reports relating to actual or suspected violations of our Code of Business Ethics, as well as matters related to Company policies, procedures and other standards. McGraw Hill Financial prohibits retaliation against any employee who reports violations of the COBE in good faith.

Fraud & Deception

Q: After a recent business trip, a senior member of our staff submitted an expense report that I know includes expenses she should not have been reimbursed for. She modified receipts so that personal expenses for a family member who accompanied her on the trip, look like legitimate business expenses. What should I do?

A: If you suspect that a colleague or senior member of the company has engaged in fraud or other unethical behavior, for instance by providing false or misleading information in expense reports or other business documents, you should report it! You can notify the Human Resources Department, the Compliance Department for your business unit, the Legal Department or submit a report via the Employee Hotline.

For Further Information

Employees should seek advice from McGraw Hill Financial's Legal Department legal@mhfi.com concerning any interpretation of the provisions of the COBE.



Revised October 2015

Policy: Securities Disclosure
Date: 30 December 2014

1. Introduction

Capitalized terms used herein are defined in Section 11 of this Policy.

1.1. Why This Policy is Important

Standard & Poor’s has a worldwide reputation for integrity and objectivity. With that reputation comes responsibility — the responsibility to provide products and services in accordance with professional standards and that are not influenced inappropriately by Conflicts of Interest.

As an Employee of Standard & Poor's, you have access or potential access to Standard & Poor's processes and to Material Non-Public Information acquired during these processes. Allowing your investments to influence these processes, or allowing our information to influence your investments could damage the reputation of Standard & Poor’s and our Employees by calling into question the integrity of our products and services. This Policy contains restrictions on Holding and Trading Securities to prevent you from making investments that are or have the potential to be Conflicts of Interest by virtue of your role and responsibilities. For each business covered by the Investment Advisers Act of 1940, this Policy together with the associated Code of Ethics for that business constitute the Codes of Ethics required under Rule 204A-1.

1.2. Who is Covered by This Policy[1]

This Policy applies to all Employees as defined in Section 11 of this Policy. It also applies, in some circumstances, to the Immediate Family of the Employees.

1.3. Our Commitment to Your Privacy

As part of this Policy, you are required to report certain private information about your investments and those of your Immediate Family members. The information will be used only to monitor compliance with this Policy. Standard & Poor’s and our staff who have authorized

[1] For Ratings, SPSE, Equity Research, SPIAS and Index Employees, this Policy applies to the following locations: Argentina, Australia, Brazil, Canada, China, Dubai, France, Germany, Hong Kong, India, Israel, Italy, Japan, Korea, Malaysia, Mexico, Russia, Singapore, South Africa, Spain, Sweden, Taiwan, United Kingdom, and the United States.

access to the information will undertake efforts to hold this information in confidence, but it may be made available to the U.S. Securities and Exchange Commission ("SEC") or other national and/or government regulators, to approved third parties as appropriate to validate compliance with the Policy, to third parties in connection with an investigation of a breach of this Policy, or to third parties to resolve disputes in which such information may be relevant. The information collected in connection with this Policy is maintained at your local business unit place of employment. If you work outside the U.S., the information will be transferred to a central global database in the U.S.[2]

Non-U.S. Employees and their Immediate Family members may have rights, under local data protection law, to be provided with information about use by Standard & Poor's of information about them, including copies of the information, to require any inaccurate information about them to be corrected or deleted and, in some circumstances, to object to the processing of their information. Employees and Immediate Family members wishing to exercise these rights should contact Securities Disclosure Compliance.

Before providing Standard & Poor's with any information about an identifiable member of your Immediate Family, you should first inform that Immediate Family member that you will be providing the information, provide him or her with the identity of the Standard & Poor's entity to which the information will be provided, and pass on the information set out above.

1.4. If You Are Not Sure, Ask

If you have questions about this Policy or are uncertain about what is or is not permissible, please contact Securities Disclosure Compliance. Contact information is available on the Securities Disclosure Compliance intranet site.

2. Regulatory Requirements

This Policy is designed to promote compliance with the Credit Rating Agency Reform Act of 2006 ("CRARA"), SEC regulations for Nationally Recognized Statistical Rating Organizations ("NRSROs"), and the SEC Investment Advisers Act of 1940; Regulation (EC) No. 1060/2009 of The European Parliament and of The Council of 16 September 2009 on credit rating agencies ("EU regulations"); Financial Instruments and Exchange Act, Act No. 25 of 1948, Article 66-35(i), and Cabinet Office Ordinance on Financial Instruments Business, etc., Ordinance No. 52 of 2007, Articles 308(1)(iii), 308(1)(iv), and 306(vii)(a)1 ("Japanese regulations"). Although you may not be obliged by the laws of certain jurisdictions to provide information and take other steps as required by this Policy, this Policy is designed to promote compliance with applicable securities laws in all the jurisdictions in which Standard & Poor's operates.

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[2] Employees based outside the U.S. should note that the U.S. does not have data privacy laws as stringent as those in, for example, the European Union, but Standard & Poor's has taken the necessary measures to ensure that the information transferred to the U.S. is adequately protected, including by entering into the necessary data transfer agreements. The information will be stored consistent with the Global Records Management Policy.

3. If You Violate This Policy

Employees globally must adhere to regulatory requirements, codes of conduct and the S&P's policies. S&P is strongly committed to compliance with the laws and regulations in the jurisdictions in which it operates and to the internal policies that relate to them. In addition, employees are expected to maintain the highest standards of ethical conduct. It is the responsibility of each employee to understand the S&P's regulatory requirements, policies and guidelines. If they are not clear, employees should ask their supervisors or the Compliance Department for clarification. Breaches of these expectations can have serious consequences for S&P and its employees. Accordingly, when regulatory requirements or policies regarding Compliance issues are violated, employees may be subject to receiving a Notification Discussion Memorandum, a Policy Counseling Letter, a Written Warning and/or Formal Disciplinary Action.

4. Restrictions

4.1. Why Holding and Trading are Restricted

Holding and Trading restrictions are designed to help you avoid potential Conflicts of Interest and Insider Trading and Tipping violations.

4.1.1. Conflicts of Interest

As an Employee of Standard & Poor's, your professional responsibilities may conflict or appear to conflict with your personal investment goals. Such a Conflict of Interest may make it difficult for you to do your job impartially. To help you avoid a possible conflict or appearance of a conflict, Standard & Poor's has placed restrictions on the Securities that you and your Immediate Family members may Hold.

4.1.2. Insider Trading and Tipping

It is illegal under U.S. law and the laws of many other jurisdictions to Trade a Security while in possession of Material Non-Public Information that a reasonable investor would consider important in making an investment decision or that would affect the market price of that Security if made public ("Insider Trading"). Tipping is also illegal in the U.S. and other jurisdictions. As an Employee of Standard & Poor's, you have access or potential access to such Material Non-Public Information. To help you avoid Insider Trading and Tipping violations based on your access to this information, Standard & Poor's has placed restrictions on the Securities that you and your Immediate Family members are permitted to Trade.[3] Should you become privy to Material Non-Public Information other than as part of your routine duties, it is your responsibility to inform Compliance of this information.

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[3] Note that Trades must be Pre-Cleared and approved prior to execution. Please refer to Section 5 for information on Pre-Clearance requirements.

4.2. Restrictions on All Employees

The following restrictions apply to all Employees and their Immediate Family members.

4.2.1. Material Non-Public Information

All Employees and their Immediate Family members are prohibited from Trading in a Security while in possession of Material Non-Public Information about the Security or the issuer of the Security. Employees are also prohibited from Tipping any individual while in possession of Material Non-Public Information about a Security or the issuer of a Security.

4.2.2. Local Regulatory Requirements

All Employees and their Immediate Family members are prohibited from engaging in any activity that would violate the insider trading or dealing, market abuse, or other similar regulatory requirements in applicable jurisdictions.

4.2.3. 1% or More of Public Companies

All Employees and their Immediate Family members are prohibited from Holding Securities that constitute 1% or more of the outstanding shares of any public company without specific written approval from Securities Disclosure Compliance.

4.2.4. Short-Term Trading[4]

Having Traded a Security, an Employee or his or her Immediate Family member may not profit from Trading the same or equivalent Security within thirty (30) calendar days of the original Trade, including through use of options or other derivatives. You may sell a Security at any time if the sale price is lower than the original purchase price (i.e., at a loss on the original investment, either through a direct trade, stop loss, or GTC order). You may not buy back into the position within (30) calendar days of the sale if the position sold was not held for at least (30) calendar days. All profits realized from short-term Trading must be disgorged as directed by Securities Disclosure Compliance. For purposes of this rule, sales shall be computed on a Last In, First Out ("LIFO") basis.

Shares acquired under employee compensation plans and employee stock ownership plans are not subject to the 30-day holding period. However, Employees must refer to their Restricted List(s), if applicable, before selling any such shares.

4.2.5. McGraw Hill Financial Inc. Securities Prohibited from Blind Trusts

Because trading in Company securities held by a blind trust could take place without pre-clearance and/or during a Closed Window, you may not hold McGraw Hill Financial Inc. securities in a blind trust. This prohibition does not apply to securities

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[4] Blind Trusts and Third-Party Discretionary Accounts are exempt from the short-term trading restriction.

of other companies that may be eligible to be held in blind trust for purposes of compliance with The Securities Disclosure Policy.

4.2.6. Blackout Periods

Management reserves the right to prohibit Trading in a particular Security for a designated period of time for all or a subset of Employees and their Immediate Family members

4.2.7. Additional Restrictions Specific to Business

In addition to the requirements in the main body of this Policy, please see the Addenda for additional restrictions that may apply to the Employees who are members of or support each specific business of Standard and Poor's, and their Immediate Family members. If an Employee is a member of or supports more than one business, then all of the requirements described in the Addenda of all the businesses for that Employee apply to that Employee. Please see the requirements for each business in the relevant Addenda.

4.3. Your Securities Disclosure Profile

Employees are assigned a Securities Disclosure Profile based on two criteria: (1) their ability to influence Standard & Poor's products and services and (2) their access to Material Non-Public Information, in fact or appearance, by virtue of their role and responsibilities. Your Securities Disclosure Profile identifies your level of access and influence ("Level") and the extent of your restrictions by Practice Area, group, or Sector, as applicable by business ("Scope"). Employees may review their Securities Disclosure Profile by logging into the PSTS system. If you are not sure of your Securities Disclosure Profile, contact Securities Disclosure Compliance.[5]

4.3.1. Level 1 – General Influence and Access to Material Non-Public Information

Level 1 includes Employees in senior leadership positions who have the potential to influence Standard & Poor's products and services, and who have access or potential access to Material Non-Public Information. Please see Addendum for the specific description of Level 1 for each business.

4.3.2. Level 2 – Specific Influence and Access to Material Non-Public Information

Level 2 includes Employees who have the potential to influence Standard & Poor's products and services and who have access or potential access to Material Non-Public Information. Please see Addendum for the specific description of Level 2 for each business.

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[5] If an Employee's Securities Disclosure Profile changes as a result of a transfer, that Employee is subject to the previous restrictions for sixty (60) days following the transfer, while also being subject to the new restrictions.

4.3.3. Level 3 – No Influence but Access to Material Non-Public Information

Level 3 includes Employees who do not have influence on Standard & Poor's products and services but have access or potential access to Material Non-Public Information. Please see Addendum for the specific definition of Level 3 for each business.

4.3.4. Level 4 – No Influence nor Access to Material Non-Public Information

Level 4 includes Employees who do not have influence on Standard & Poor's products and services and do not have access to Material Non-Public Information. Please see Addendum for the specific description of Level 4 for each business.

4.3.5. Immediate Family of Levels 1-4

An Employee's Immediate Family members are considered to be the same Level as that Employee, and the Holding and Trading restrictions for an Employee extend to his or her Immediate Family members.

4.4. Restrictions Based on Your Securities Disclosure Profile

In addition to the Securities Holding and Trading restrictions that apply to all Employees (see Section 4.2), you may have additional restrictions based on your Securities Disclosure Profile. Employees may review their Securities Disclosure Profile by logging into the PSTS system. Management reserves the right to implement additional restrictions on all or specific Employees, beyond what are mentioned in this Policy, as required by business needs.

4.4.1 - 4.4.3 Restrictions on Levels 1, 2 and 3

Please see the business-specific Addenda for the specific restrictions based on the Securities Disclosure Profile of the business for which you are a member or which you support. If an Employee is a member of or supports more than one business, then all of the requirements described in the Addenda of all of the businesses for that employee apply to that Employee.

4.4.4. Restrictions on Level 4

Employees in Level 4 and their Immediate Family members have no additional restrictions beyond those listed in Section 4.2 above. (All Employees including those in Level 4 are subject to Pre-Clearance and reporting requirements, described in Sections 5 and 7, respectively.) Please see Section 4.2 of the Addendum for your business, if applicable, to determine if any additional restrictions apply to all Employees and their Immediate Family members specific to each business.

4.5. Restricted Lists

Standard & Poor's maintains lists of Securities restricted according to the restrictions described above. These Restricted Lists are not comprehensive and do not include all rated issuers, the lists may change frequently. Employees may review their restrictions and their Securities Disclosure Profile by logging into the PSTS system. Standard & Poor's Ratings Services Restricted Lists can be found on the Access Compliance site.

If you have any questions please contact Securities Disclosure Compliance or your local Compliance Officer.

4.6. Conflicts of Interest

Employees are expected to act consistent with the policies and regulations to which they are subject. As such, even if a Security is not restricted from the Employee, the Employee and their Immediate Family members must not Trade or Hold that Security if:

(a) he/she knows or has reason to believe that the Security should be a Restricted Security; or

(b) he/she knows or has reason to believe that there is an actual Conflict of Interest with Trading or Holding the Security.

5. Pre-Clearance or Pre-Approval

Prior to you or your Immediate Family members executing a Trade in an Equity or Fixed income Security, you must Pre-Clear the Trade through PSTS.

Prior to you or your immediate Family members executing a Trade in a transaction where a ticker, Isin or Cusip number is not available, you must obtain Pre-Approval utilizing a Private Investment Disclosure form.

Before Pre-Clearance for a Trade is granted, the request will be reviewed by Securities Disclosure Compliance and if required your designated trade approver.[6]

Please review Appendix A for specific Pre-Clearance or Pre-Approval requirements.

5.1. Mutual Funds

Mutual Funds and Unit Trusts do not require Pre-Clearance or Pre-Approval by any employee.

5.2. Exchange Traded Funds

Exchange Trade Funds do not require Pre-Clearance or Pre-Approval by any employee

5.3. McGraw-Hill Employee Stock

With the exception of transactions resulting from an Employee's payroll contributions to The McGraw Hill Financial Employee Stock Purchase Plan ("ESPP"), any transactions in McGraw-Hill Financial Inc.'s Securities, including the sale of restricted stock or the exercise and/or sale of options, must be Pre-Cleared.

See Appendix B for additional information.

5.4. Duration of Approval

A designated trade approver will have twenty-four (24) hours from the receipt of the request to approve a request to Pre-Clear a trade. Pre-Clearance for a transaction is valid from the

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[6] Trades by certain Employees in Level 4 will not be reviewed by a supervisor or designated approver, but submitting a Pre-Clearance request through PSTS is still required.

receipt of approval for the remainder of that same trading day plus three additional trading days. Trades not approved and executed within this timeframe require a new Pre-Clearance request and approval.

5.5. Right to Prohibit Trades Not on Restricted Lists

Management reserves the right to prohibit Trades of Securities not on the Restricted Lists for any Employees and their Immediate Family members.

6. Designated Brokers

In order to help you fulfill your reporting requirements and improve the accuracy of your data, Standard & Poor's has identified certain broker-dealers ("Designated Brokers") that you and your Immediate Family members are either required to use or encouraged to use, depending on the jurisdiction in which you work. A list of Designated Brokers and jurisdictions with a Designated Broker requirement is available on the Securities Disclosure Compliance intranet site.

6.1. Electronic Account Feeds

Standard & Poor's has arranged to receive automated electronic reports of Securities Holdings and transactions in Accounts held with certain Designated Brokers. If you work in a jurisdiction in which Designated Brokers are required, then you and your Immediate Family members are required to use these Designated Brokers for your brokerage Accounts and to make sure that your Account is designated as a Standard & Poor's Employee Account subject to automated electronic reporting.[7] If you work in a jurisdiction in which Designated Brokers are encouraged, but not required, you can minimize your PSTS reporting requirements by using a Designated Broker with electronic feed capability.

6.2. Paper Statements

If you do not use a Designated Broker, either because it is not required in your jurisdiction, or because you have obtained a written exemption from Securities Disclosure Compliance, then you must manually report all changes to your Accounts or Holdings and those of your Immediate Family members within ten (10) calendar days of execution, and you must instruct your broker or account holder to send duplicate account statements to Securities Disclosure Compliance (see Section 7).[8] In the event that the broker refuses to send duplicate statements, you may not use that broker; in the event that the account holder does not have the capability to send duplicate statements, please contact Securities Disclosure Compliance.

6.3. New and Transferred Employees

In jurisdictions in which Designated Brokers are required, new and transferred Employees and their Immediate Family members must transfer their Accounts to a Designated Broker and

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[7] An electronic feed consent form is available on the Securities Disclosure Compliance intranet site.

[8] The address to which to send paper statements is available on the Securities Disclosure Compliance intranet site.

designate the Account as a Standard & Poor's Employee Account subject to automated electronic reporting within thirty (30) calendar days of receiving notification from Securities Disclosure Compliance.

6.4. Exceptions to Designated Broker Requirement

In jurisdictions in which Designated Brokers are required, the following types of Accounts are exempt from the requirement to use a Designated Broker: McGraw-Hill Employee Stock Ownership Program; non-brokerage mutual fund accounts at mutual fund companies (e.g., Franklin Templeton, Vanguard) holding only Mutual Funds; DRIPs; and Blind Trusts. Documentation will be required to validate exceptions.

7. Reporting

7.1. Initial Reporting Requirements for New and Transferred Employees

New and transferred Employees must enter into PSTS all Accounts and Holdings for themselves and their Immediate Family members within ten (10) calendar days of receiving notification from Securities Disclosure Compliance. Blind Trusts accounts for which Employees or their Immediate Family control or have a Beneficial Interest must be disclosed to Securities Disclosure Compliance.

7.2. On-going Reporting Requirements for Current Employees[9]

Employees are required to report all Accounts, Holdings of Securities (including Mutual Funds), and related transactions for periodic review by Securities Disclosure Compliance. This information will be provided automatically from your Designated Broker account into PSTS. In the event that Securities Disclosure Compliance grants you an exception to the Designated Broker requirement, or Designated Brokers are not required or not available in your jurisdiction, you must instruct your broker to send duplicate statements to Securities Disclosure Compliance for all Accounts held by you and your Immediate Family members, and you must complete the following steps manually.

7.2.1. New Accounts

You are required to enter all new Accounts into PSTS within ten (10) calendar days of the date of establishing the new Account.

7.2.2. Transactions

You are required to enter all transactions into PSTS within ten (10) calendar days of the date of the transaction, except for transactions in Mutual Funds, Exchange Traded Funds and Unit Trusts that are not Sector-specific. Purchases and sales in Mutual

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[9] Standard & Poor's reserves the right to monitor Employee and Employee-related Accounts for up to thirty (30) calendar days after termination of employment.

Funds, Exchange Traded Funds and Unit Trusts that are not Sector-specific must be reported prior to each Transaction certification.

7.2.3. Non-Transactional Changes in Holdings

If there is a change in your Holdings that is not a consequence of a transaction (e.g., receipt of Securities as a gift or inheritance, through marriage, or as part of compensation such as stock options or restricted stock), you are required to notify Securities Disclosure Compliance of your change in Holdings within ten (10) calendar days of receipt.

7.3. Exceptions to Reporting Requirements

The following do not need to be reported.

7.3.1. McGraw-Hill Employee Stock Purchase Plan

Transactions resulting from an Employee's payroll contributions to The McGraw Hill Financial Employee Stock Purchase Plan ("ESPP") do not need to be reported. During certification, employees are required to update the number of MHFI shares owned in the ESPP account.

See Appendix B for additional information.

7.3.2. Tax-Efficient Accounts

Tax-efficient Accounts whose Holdings are generally limited to a selection of funds, made by the sponsor of the Account (e.g., 401(k)s, 403(b)s, and 529s in the U.S. and Defined Contribution Pension Plans in the U.K., and other foreign equivalents) do not need to be reported. However, please note that your Holding and Trading restrictions must be adhered to in these accounts.

8. Divestment

If you or your Immediate Family members hold any Securities that you are restricted from Holding, you must divest these Securities within the timeframes stated in this section. Please note that before divesting a Security you must submit a Pre-Clearance request and receive approval for the Trade according to the requirements set forth in Section 5. Pre-clearance will not be granted for any Security for which a blackout period has been put in place; as such Securities cannot be Traded.

8.1. New Employees

New Employees and their Immediate Family members must divest any Restricted Securities within fifteen (15) calendar days of commencing employment.

8.2. Transferred Employees

Personnel, who become subject to this Policy or to a Restricted List through transfer or reassignment, and their Immediate Family members, must divest any Restricted Securities and terminate any AIPs involving Restricted Securities within fifteen (15) calendar days of their reassignment.

8.3. Gifts and Inheritances

If you or your Immediate Family members receive a Restricted Security as a gift, an inheritance, or through any other involuntary action, you must divest the Security within fifteen (15) calendar days of receipt.

8.4. Changes to Restricted Lists

If there are any changes to the Restricted Lists that affect your Holdings or those of your Immediate Family members, you will be notified and you and your Immediate Family members must divest the Restricted Security within fifteen (15) calendar days of notification.

9. Certification

9.1. Current Employees

Within thirty (30) calendar days of the end of the second and fourth calendar quarters, you must submit to Securities Disclosure Compliance a certification with respect to all Accounts and Holdings as of the end of those periods, and all transactions during those periods, for both you and your Immediate Family members. You must also acknowledge that you have received, read, and understand this Policy; recognize that you must comply with this Policy; and have complied with all the requirements of this Policy at all times throughout those periods.[10]

9.1.1. Third-Party Discretionary and Blind Trust Accounts

Employees with approved Third-Party Discretionary Accounts or Blind Trusts who submit an Account certification are also attesting to the fact that the account continues to qualify as Third-Party Discretionary or a Blind Trust, see definitions in Section 11.

9.1.2. Third-Party Discretionary and Blind Trust Holdings

Employees with a Third-Party Discretionary Account or a Blind Trust must submit a Holding certification but are not attesting to the Holdings in any Third-Party Discretionary Account or Blind Trust.

9.1.3. Third-Party Discretionary and Blind Trust Transactions

Employees with a Third-Party Discretionary Account or Blind Trust must submit a Transaction certification but are not attesting to the Transactions in any Third-Party Discretionary Account or Blind Trust.

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[10] In certain non-U.S. jurisdictions, you may be required to confirm that you agree to the collection and use of your personal information as described in this Policy and/or that you will obtain the equivalent agreement of your Immediate Family members before providing their information to Standard & Poor's. This should not be taken as an indication that your or their agreement is necessary as a matter of law in any particular jurisdiction.

9.2. New Hire and Transferred Employees

Each new hire or transferred Employee, within ten (10) calendar days of notification from Securities Disclosure Compliance must certify that he or she has received, read, and understands this Policy; recognizes that he or she must comply with this Policy; will comply with all the requirements of this Policy; and has disclosed all Accounts and Holdings as required by this Policy.[11]

9.3. Contract/Temporary Personnel

Contract and temporary personnel (e.g., IT, administrative support, consultants, summer interns) who have access or potential access to Standard & Poor's processes and/or Material Non-Public Information are required to sign confidentiality agreements with Standard & Poor's, and will be subject to pre-clearance and/or reporting requirements based on their role and access to information as determined by Securities Disclosure Compliance.

10. Exemptions

In addition to any other exemptions contained in this Policy, Securities Disclosure Compliance may, in limited circumstances, grant other exemptions in writing on a case-by-case basis and as permitted under applicable law, rules, and regulations. If you believe you qualify for an exemption, please contact Securities Disclosure Compliance in writing for instructions on how to proceed.

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[11] See Footnote 12.

11. Definitions

For the purposes of this Policy, the terms below shall have the following meanings:

"Account" shall mean a brokerage account in which an Employee or an Employee's Immediate Family member Holds Securities has a Beneficial Interest, or has discretion or control over the account. Types of Accounts include direct control accounts, managed accounts, Third-Party Discretionary Accounts, and Blind Trusts, including brokerage accounts that benefit from tax advantages in their respective country (e.g., IRAs and Keoghs in the U.S. and Self-Managed Superannuation Plans in Australia).

"Automatic Investment Plan (AIP)" shall mean a program in which purchases (or redemptions) are made automatically in (or from) investment accounts according to a predetermined schedule and allocation. A dividend reinvestment plan is a type of Automatic Investment Plan.

"Beneficial Interest" shall mean direct or indirect ownership interest in, or the opportunity, directly or indirectly, to profit or share in any profit derived from a Security or a transaction in a Security. It is also the ability to control the purchase, sale, legal transfer, or voting rights of a Security. An Employee is deemed to have a Beneficial Interest in Securities Held by any Immediate Family member. Similarly, an Employee is deemed to have a Beneficial Interest in the Securities portfolio Held by a corporation or partnership controlled by that Employee or a trust or estate for which the Employee or his or her Immediate Family member serves as trustee or executor. You should consult Securities Disclosure Compliance with any questions regarding specific circumstances in which you may be deemed to have a Beneficial Interest in a Security.

"Blind Trust" shall mean a trust in which the trustees have full discretion over the Securities, and the trust beneficiaries have no knowledge of the holdings of the trust or the ability to direct or influence changes to those holdings.

"Bond Fund" shall mean a type of investment entity (Mutual Fund, closed-end fund or Unit Investment Trust (UIT)) that invests primarily in bonds.

"**Commodities Trading**" includes, Energy (including crude oil, heating oil, natural gas and gasoline), Metals (including gold, silver, platinum and copper), Livestock and Meat (including lean hogs, pork bellies, live cattle and feeder cattle) and Agricultural (including corn, soybeans, wheat, rice, cocoa, coffee, cotton and sugar)

"Conflict of Interest" shall mean a situation in which an Employee's private interests conflict with his or her professional interests.

"Credit Rating" shall mean an assessment of, or opinion regarding, the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument (including a Money Market Fund), or of an issue of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

"Credit Rating Activities" shall mean: (a) data and information analysis related to Credit Ratings; (b) the evaluation, approval, issuance, and review of Credit Ratings; and the development or approval of analytical procedures or methodologies used for determining Credit Ratings (i.e., criteria), including the development or approval of qualitative and quantitative models.

"Designated Broker" shall mean a broker-dealer who participates in automated electronic reporting of Securities Trading to Standard & Poor's. A list of Designated Brokers is available on the Securities Disclosure Compliance intranet site.

"Fixed Income Security" refers to any type of investment under which the borrower/issuer is obliged to make payments of a fixed amount on a fixed schedule

"GTC (Good-Til-Cancelled) Order" shall mean an order to buy or sell a Security at a specific or limit price that lasts until the order is completed or cancelled.

"Holding" (adjusted in context for appropriate verb tense) shall mean owning a Beneficial Interest in a Security or having a short position in a Security.

"Immediate Family" shall mean:

Employees subject to the Ratings Services Addendum	All other employees subject to the Securities Disclosure Policy under the various other Addenda
(a) an Employee's spouse, domestic partner, or equivalent, regardless of residence; (b) an Employee's dependent child or stepchild, regardless of residence; (c) an Employee's relative (e.g., grandchild, parent, stepparent, grandparent, sibling, mother- or father-in-law, sister- or brother-in-law, and son- or daughter-in-law, cousin, aunt, uncle, niece, or nephew including adoptive or guardian relationships) that has shared the same household as the Employee for at least one year before the trade or other relevant activity; (d) Any legal person, trust, or partnership whose managerial responsibilities are discharged by, directly or indirectly controlled by, established for the benefit of, or whose economic interests are substantially equivalent to an Employee or a person listed at (a) – (c) above; or (e) a person for whom an Employee or a person listed at (a) – (c) above has investment discretion or Trading authorization, even if that person is not related to or living with the Employee. For purposes of this definition, the terms "dependent", "domestic partner", and "adoptive or guardian relationship" are defined by the national law where the Employee works.	(a) an Employee's spouse, domestic partner, or equivalent, regardless of residence; (b) an Employee's relative (e.g., child or stepchild, grandchild, parent, stepparent, grandparent, sibling, mother- or father-in-law, sister- or brother-in-law, and son- or daughter-in-law, including adoptive or guardian relationships) that has shared the same household as the Employee; (c) Any legal person, trust, or partnership whose managerial responsibilities are discharged by, directly or indirectly controlled by, established for the benefit of, or whose economic interests are substantially equivalent to an Employee or a person listed at (a) – (c) above; or (d) a person for whom an Employee or a person listed at (a) – (c) above has investment discretion or Trading authorization, even if that person is not related to or living with the Employee. For purposes of this definition, the terms "dependent", "domestic partner", and "adoptive or guardian relationship" are defined by the national law where the Employee works.

"Initial Public Offering" shall mean a first and one-time only sale of publicly tradable stock shares in a company that has previously been owned privately.

"Insider Trading" shall mean Trading a Security while aware of Material Non-Public Information.

"Level" shall mean the component of an Employee's Securities Disclosure Profile that determines the restrictions on the Securities that an Employee and his or her Immediate Family members are permitted to Hold or Trade. An Employee's Level is determined by his or her influence on Standard & Poor's products and services and access to Material Non-Public Information.

"Material Non-Public Information" shall mean all non-public information that a reasonable investor would likely consider important in making an investment decision or non-public information that is reasonably likely to affect the market price of a Security when it is publicly disclosed. Information is non-public if it has not been disseminated to the public in a manner reasonably designed to provide broad distribution, such as a required or voluntary filing with a government agency or regulatory body, a publication of general circulation, or a press release issued by an issuer or client. Material Non-Public Information can be positive or negative and may involve events with contingencies.

"Money Market Fund" shall mean a type of Mutual Fund that is required by law to invest in low-risk and short-term securities.

"Mutual Fund" shall mean an open-end company or other investment scheme that pools money from many investors and invests the money in stocks, bonds, short-term money-market instruments, or other Securities. Types of Mutual Funds include some index funds, stock funds, Bond Funds, and Money Market Funds. Mutual funds are registered with or authorized by securities or other financial regulators.

"Policy" shall mean Standard & Poor's Securities Disclosure Policy.

"Practice Area" shall mean a grouping of Sectors that are rated by Ratings Services, as defined by Ratings Services.

"Pre-Approval" shall mean the act of notifying Securities Disclosure Compliance about and gaining permission for a certain Securities transaction. Pre-Approval is done through use of an electronic form and includes but is not limited to transactions in IPOs, Private Investments, Commodities, Future Contracts or other types of alternate instruments.

"Pre-Clear" shall mean the process for obtaining Pre-Clearance.

"Pre-Clearance" shall mean approval to purchase or sell a Security, or the process of requesting such approval. Pre-Clearance is done using the Personal Securities Trading System (PSTS).

"Private Investment Disclosure form" an electronic form utilized for Pre-Approval in a transaction where a ticker, Isin or Cusip number is not available, including but not limited to transactions in IPOs, Private Investments, Commodities, Future Contracts or other types of alternate instruments.

"Private Placement" shall mean an unregistered offering of Securities to a small number of investors rather than to the general public.

"PSTS" shall mean Personal Securities Trading System, the system that Employees use to report and certify to their Accounts and Securities activities.

"Restricted List" shall mean a listing of Securities that are restricted for Holding and/or Trading by an Employee and his/her Immediate Family members.

"Restricted Security" shall mean a Security which an Employee and his or her Immediate Family, as determined by the Employee's assigned Level, is restricted from Trading or Holding. In general, Restricted Securities include Standard & Poor's credit-rated Securities, Securities rated by other credit rating agencies, and non-rated Securities unless otherwise specified.

"Scope" shall mean the component of an Employee's Securities Disclosure Profile that determines the extent to which the Employee is restricted from Holding and/or Trading.

"Sector" shall mean a grouping by industry, government, or currency.

"Sector Fund" shall mean a Mutual Fund, Exchange Traded Fund (ETF), or Unit Trust which, by name, provides diversification of Holdings within a specific industry or government Sector (e.g., Fidelity Select Health Care Portfolio), or currency (e.g., Euro ETF).

"Security" shall mean any stock, note, bond, debenture, limited partnership interest, limited liability company interest, an investment contract, a vehicle which purchases and pools investments in other securities (such as a Mutual Fund, an exchange traded fund (ETF), hedge fund, or venture capital fund), or other financial instrument commonly known as a security, including securities issued globally, and American Depository Receipts (ADRs). It also includes any put or call options, futures contracts, or any other derivative instruments related to securities.

"Securities Disclosure" shall mean formal recording of an Employee's Holdings and transactions.

"Securities Disclosure Compliance" shall mean the department within Standard & Poor's Compliance responsible for conducting surveillance and enforcing Employee compliance with Securities Disclosure requirements.

"Securities Disclosure Profile" shall mean an assignment established to help an Employee identify the Securities that he or she is restricted from Holding and Trading. A Securities Disclosure Profile consists of the Employee's Level and Scope.

"Third-Party Discretionary Account" shall mean an Account where the Trading in the Account is under the control of an independent third-party who is a licensed broker, investment advisor or equivalent and where the beneficiary of the Account does not have input into the specific investment decisions in the Account. Third Party Discretionary Accounts must be reported and The third-party with discretionary authority must provide a letter stating that they will not accept investment direction from the Employee or designee and not to Trade in Securities in the Sector(s) and/or Practice Area(s) in which the Employee is restricted. Third-Party Discretionary Accounts are required to be with a Designated Broker, if applicable, in your jurisdiction.

"Tipping" shall mean the act of providing Material Non-Public Information to a person who is not authorized to have the information and who then Trades (or discloses the information to another person who Trades). If someone is aware of Material Non-Public Information and cannot Trade, he or she also cannot "tip" or cause another person to Trade even if the tipper does not disclose the details of the Material Non-Public Information.

"Trading" (adjusted in context for appropriate verb tense) shall mean purchasing, selling, or selling short, or engaging in a transaction (e.g., a gift or an exchange) in a Security; writing or exercising an option to purchase or sell a Security; buying to cover a short position; purchasing a Contract for Difference related to the price of a Security, or Spread Betting. It also can mean investment decisions such as the reallocation of assets in a 401(k) plan, the loss of shares through a margin call, and the tendering of shares in a cash or exchange offer.

"Unit Investment Trust (UIT)" shall mean a U.S. investment company offering a fixed (unmanaged) portfolio of securities having a definite life.

"Unit Trust" shall mean some Mutual Funds found in Australia, Ireland, New Zealand, South Africa, Singapore, and the U.K.

12. Appendix A

Investment Type	Pre-Clearance Pre-Approval Requirement	Reporting	Pre-Clearance through Personal Securities Trading System (PSTS)	Pre-Approval through Private Investment Form
Equity	✓	✓	✓	
Fixed Income Security	✓	✓	✓	
Bonds	✓	✓	✓	
Options	✓	✓	✓	
Mutual Fund		✓		
Sector Mutual Fund		✓		
Exchange Traded Fund		✓		
Sector Exchange Traded Fund		✓		
IPO	✓	✓		✓
Private Placement	✓	✓		✓
Commodities or Futures Contracts	✓	✓		✓
Other Types of Alternate Investments	✓	✓		✓
Auto Investment Accounts		✓	✓	
Third Party Discretionary Account Transactions		✓		
Blind Trust Account		✓		
Blind Trust Transactions/Holdings				
Non Transactional changes to holdings		✓	✓	

13. Appendix B

McGraw Hill Financial Securities

	Account Reportable	Pre-clear Purchases / Acquisitions	Pre-clear Sales	Report Purchases / Acquisitions	Report Sales	Certify Holding
Employee Stock Purchase Program	✓		✓		✓	✓
Stock Compensation	✓ [1]		✓		✓	✓
Options Compensation	✓ [1]		✓		✓	✓
Non-Vested Compensation Shares	✓ [1]					
MHFI Stock Fund w/in Company Sponsored Retirement Account						
MHFI w/in General Brokerage/Bank Account	✓	✓	✓	✓	✓	✓

[1] If account is with Merrill Lynch, the account should be on the automated brokerage feed.

Policy: **Addendum to Securities Disclosure Policy**
Date: **30 December 2014**

Addendum – Additional Notes for Ratings Services Employees

The information below is specific to Ratings Services employees. Section numbers refer to the section referenced in the *Standard & Poor's Securities Disclosure Policy*. In the event of any conflict between this addendum and the Policy, this addendum shall govern.

4. Restrictions

4.2. Restrictions on All Employees

The following restrictions apply to Ratings Services Employees and their Immediate Family members.

4.2.9. Competing Credit Rating Agencies

All Ratings Services Employees and their Immediate Family members are prohibited from Holding or Trading any Securities issued by credit rating agencies whose business competes with Standard & Poor's Ratings Services' business. A list of competing credit rating agencies is posted on the Securities Disclosure Compliance intranet site.

4.3. Securities Disclosure Profile

The following are descriptions for Levels specific to Ratings Services.

4.3.1. Level 1 – General Influence and Access to Material Non-Public Information

Level 1 includes Employees in senior leadership positions who have the potential to influence Rating Actions or Credit Rating Activities across all Practice Areas, and who have access or potential access to Material Non-Public Information across all Practice Areas.

4.3.2. Level 2 – Specific Influence and Access to Material Non-Public Information

Level 2 includes Employees who participate, directly or indirectly, in Ratings Actions or Credit Rating Activities in one or more Practice Areas, and who have access or potential access to Material Non-Public Information in one or more Practice Areas.

4.3.3. Level 3 – No Influence but Access to Material Non-Public Information
Level 3 includes Employees who do not participate in Rating Actions or Credit Rating Activities, but have access or potential access to Material Non-Public Information in one or more Practice Areas due to the nature of their responsibilities.

4.3.4. Level 4 – No Influence nor Access to Material Non-Public Information
Level 4 includes Employees who do not participate in Ratings Actions or Credit Rating Activities and do not have access to Material Non-Public Information.

4.4. Restrictions Based on Your Securities Disclosure Profile
The following are restrictions that apply to Employees in each Level, specific to Ratings Services.

4.4.1. Restrictions on Level 1
Ratings Services Employees in Level 1 and their Immediate Family members are restricted from Holding or Trading any individual Securities, Sector Funds, Structured Finance Instruments, or Standard & Poor's credit-rated Money Market and Bond Funds. Securities Held or Traded in an Account owned by a Blind Trust are exempt from these restrictions. Purchase of McGraw-Hill Securities is permitted when consistent with any McGraw-Hill imposed blackout periods.

4.4.2. Restrictions on Level 2
Ratings Services Employees in Level 2 and their Immediate Family members are restricted from Holding or Trading any individual Securities, Sector Funds, Structured Finance Instruments, or Standard & Poor's credit-rated Money Market and Bond Funds within their Practice Area(s). Securities Held or Traded in an Account owned by a Blind Trust are exempt from these restrictions. Purchase of McGraw-Hill Securities is permitted when consistent with any McGraw-Hill imposed blackout periods.

4.4.3. Restrictions on Level 3
Ratings Services Employees in Level 3 and their Immediate Family members may Hold, but are restricted from Trading in any individual Securities, Sector Funds, Structured Finance Instruments, or Standard & Poor's credit-rated Money Market and Bond Funds within the Practice Areas(s) for which they are restricted, based on their roles and responsibilities. Securities Held or Traded in an Account owned by a Blind Trust or in a Third-Party Discretionary Account are exempt from these restrictions. Purchase of McGraw-Hill Securities is permitted when consistent with any McGraw-Hill imposed blackout periods.

4.4.4. Restrictions on Level 4
Ratings Services Employees in Level 4 and their Immediate Family members have no additional restrictions beyond those listed in Section 4.2.

11. Definitions

The terms below are in addition to those defined in the *Standard & Poor's Securities Disclosure Policy.* For the purposes of this Addendum to the Policy, the terms below shall have the following meanings:

"Rating Action" means any initial Credit Rating, any change to a Credit Rating, any withdrawal or suspension of an existing Credit Rating, any affirmation of an existing Credit Rating, any CreditWatch action, or the assignment of a new Outlook.

"Structured Finance Instrument" shall mean a financial instrument involving the pooling of assets and the subsequent sale to investors of tranche claims on the cash flows backed by the asset pools.







STANDARD & POOR'S RATINGS SERVICES
McGRAW HILL FINANCIAL

S&P CAPITAL IQ
McGRAW HILL FINANCIAL

S&P DOW JONES INDICES
McGRAW HILL FINANCIAL

Policy: **Standard & Poor's Outside Activities/Professional Conduct**
Date: **1 June 2011**

Policy Statement

To protect against actual or potential conflicts of interest and to reinforce the independence of Standard & Poor's ("S&P"), which, for purposes of this policy, includes Standard & Poor's Rating Services ("Ratings Services") and McGraw-Hill Financial ("MHF") analysis, opinions, and views, S&P employees may not engage in any outside employment or other activity that would create an actual or apparent conflict of interest with their concurrent employment with S&P.

Standard & Poor's encourages each employee to be an active participant in his/her community's civic, charitable, and political life. As such, employees of Standard & Poor's are free to participate in civic, charitable, and political activities outside of their employment so long as those activities do not present actual or potential conflicts of interest—or the appearance of conflicts with— S&P. Similarly, S&P does not wish to inhibit its employees' participation in personal, social, or other activities with others outside of S&P provided that such activities or relationships do not create a real or perceived conflict of interest with—or would reflect negatively on—S&P.

As representatives of S&P, employees need to conduct themselves in relations with individuals or entities outside of S&P and The McGraw-Hill Companies in a manner consistent with McGraw-Hill's and S&P's codes, policies, and procedures. And, for those employees involved in Analytical Activities, they must be particularly sensitive to, and vigilant to protect against, possible conflicts between their employment at S&P and any Outside Activities in which they engage. Finally, while at work, S&P employees are expected to devote their full energies and attention to the business and affairs of S&P. Therefore, an employee's Outside Activities must be conducted on personal time and must never consume so much time and energy so as to impair the employee's ability to perform his or her job effectively.

Definitions:

- **"Analytical Activities"** means (a) participating in the substantive assessment to determine or approve a rating or opinion, recommendation, estimate, or target price, or (b) developing or approving the analytical procedures or methodologies used to determine a rating or opinion, recommendation, estimate, or target price.

- **"Outside Activities"** means participation in certain types of groups or organizations outside Standard & Poor's. This includes:

    i. Outside employment.
    ii. Service on the boards of directors—or similar supervisory or administrative boards—of Public Companies and other organizations.
    iii. Ownership or active participation in a business.
    iv. Significant Civic, Charitable, or Political Activity or Involvement.
    v. Any other activity that may jeopardize or appear to jeopardize S&P's analytical impartiality or create an actual or potential conflict of interest—or an appearance of a conflict—with S&P.

Outside Activities do not generally include participation on any recreational sports team or recreational performing arts or musical group, nor such advisory groups as Parent – Teacher organizations. However, to the extent a sports team, or, group may individually, or as part of a larger group be rated or analyzed, or, may be a customer of a Standard & Poor's business unit, such participation may also be deemed a covered Outside Activity. Outside Activities do not include participation in organizations or groups at the request of S&P. If you have any questions, please contact the Compliance Department.